Exhibit 99.1

Cenovus Energy Inc.
Annual Information Form

For the Year Ended December 31, 2023

February 14, 2024
(Canadian Dollars)

Annual Information Form
For the year ended December 31, 2023
In this Annual Information Form (“AIF”), dated February 14, 2024, unless otherwise specified or the context otherwise requires, includes references to “the Company”, “the Corporation”, “Cenovus”, “we”, “us”, or “our”, and means Cenovus Energy Inc., the subsidiaries of, joint arrangements, and partnership interests held directly or indirectly by, Cenovus Energy Inc. All of the information and statements contained in this AIF are made as of February 14, 2024. This AIF contains forward-looking information about our current expectations, estimates, projections and assumptions. See the Forward-looking Information section of this document for further information and the risk factors that could cause actual results to differ materially and the assumptions underlying our forward-looking information.
For a full discussion of the Company’s material risk factors, see the Risk Management and Risk Factors section in the Company’s 2023 Management’s Discussion and Analysis (“annual 2023 MD&A”), which section of the annual 2023 MD&A is incorporated by reference in this AIF and the risk factors described in other documents the Company files from time to time with securities regulatory authorities in Canada. Additional information about Cenovus, including our annual 2023 MD&A, annual reports and Form 40-F are available on SEDAR+ at sedarplus.ca, with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com. Information on or connected to the Company’s website at cenovus.com or otherwise referred to in this AIF does not form part of this AIF unless expressly incorporated by reference herein.

Cenovus Energy Inc. – 2023 Annual Information Form	2

CORPORATE STRUCTURE
Cenovus was formed under the Canada Business Corporations Act (“CBCA”) on November 30, 2009, pursuant to a plan of arrangement under the CBCA. On January 1, 2021, Cenovus and Husky Energy Inc. (“Husky”) closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta). In connection with the Arrangement, Cenovus amended its articles on December 30, 2020, to create eight series of cumulative redeemable preferred shares. On March 31, 2021, and December 30, 2021, Cenovus amalgamated with its wholly-owned subsidiaries, Husky and Husky Oil Operations Limited, respectively, by way of vertical short-form amalgamation.
The Company’s head and registered office is located at 4100, 225 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2.
Intercorporate Relationships
Cenovus’s material subsidiaries and partnerships as at December 31, 2023, are as follows:

	Percentage Owned (1)	Jurisdiction of Incorporation, Continuance, Formation or Organization
FCCL Partnership (“FCCL”)	100	Alberta
Sunrise Oil Sands Partnership	100	Alberta
Husky Marketing and Supply Company	100	Delaware
Husky Energy Marketing Partnership	100	Alberta
Cenovus Energy Marketing Services Ltd.	100	Alberta
Husky Canadian Petroleum Marketing Partnership	100	Alberta
Husky Oil Limited Partnership	100	Alberta
Lima Refining Company	100	Delaware
Ohio Refining Company LLC (2)	100	Delaware
WRB Refining LP	50	Delaware
(1)Reflects all voting securities of all subsidiaries and partnerships beneficially owned or controlled or directed, directly or indirectly, by Cenovus.
(2)Formerly known as BP-Husky Refining LLC. On February 28, 2023, Cenovus acquired the remaining 50 percent interest in BP-Husky Refining LLC from BP Products North America Inc. (“bp”).
The Company’s remaining subsidiaries and partnerships each account for (i) less than 10 percent of the Company’s consolidated assets as at December 31, 2023 and (ii) less than 10 percent of the Company’s consolidated revenues for the year ended December 31, 2023. In aggregate, Cenovus’s subsidiaries and partnerships not listed above did not exceed 20 percent of the Company’s total consolidated assets as at December 31, 2023 or total consolidated revenues for the year ended December 31, 2023.

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
We are a Canadian-based integrated energy company headquartered in Calgary, Alberta. Our common shares and common share purchase warrants (“Cenovus Warrants”) are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Our cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. We are one of the largest Canadian-based crude oil and natural gas producers, with upstream operations in Canada and the Asia Pacific region, and one of the largest Canadian-based refiners and upgraders, with downstream operations in Canada and the United States (“U.S.”).
Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the U.S., and commercial fuel operations across Canada.
Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil, natural gas and refined petroleum products in Canada and internationally. Our physically and economically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil differentials and contribute to our net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels.

Cenovus Energy Inc. – 2023 Annual Information Form	3

Three Year History
The following describes significant events and conditions that have influenced the development of Cenovus’s business during the last three financial years:
2021
•Cenovus and Husky combine. On January 1, 2021, Cenovus and Husky closed an all-stock transaction to combine the two companies. As a result of completing the Arrangement, Husky became a wholly-owned subsidiary of Cenovus. Husky common shareholders received 0.7845 of a Cenovus common share and 0.0651 of a Cenovus Warrant, in exchange for each Husky common share. This resulted in the issuance of 788.5 million common shares and 65.4 million Cenovus Warrants. In addition, Husky preferred shareholders exchanged each Husky preferred share for one Cenovus preferred share with substantially identical terms.
•Disposition of assets. The Company completed several transactions to adjust its portfolio.
◦Marten Hills gross overriding royalty interest (“GORR”). On May 18, 2021, Cenovus closed the sale of its GORR interest in the Marten Hills area of Alberta for gross proceeds of $102 million.
◦East Clearwater and Kaybob asset sales. Cenovus closed the sale of Conventional assets in the Kaybob area in July 2021 and in the East Clearwater area in August 2021 for combined gross proceeds of $82 million.
◦Headwater share sale. On October 14, 2021, Cenovus sold its 50 million common shares of Headwater Exploration Inc. (“Headwater”) for gross proceeds of $228 million. On December 23, 2021, Cenovus exercised its 15 million Headwater common share purchase warrants for $30 million. On June 8, 2022, Cenovus sold its 15 million common shares of Headwater for gross proceeds of $110 million.
◦Wembley asset sale. On November 30, 2021, Cenovus announced an agreement to sell the majority of its Montney assets in Wembley for cash proceeds of approximately $238 million. The sale closed on February 28, 2022.
◦Husky retail fuels network sale. On November 30, 2021, Cenovus announced agreements to sell 337 gas stations for aggregate cash proceeds of approximately $420 million. Cenovus retained its commercial fuels business, which includes approximately 170 cardlock, bulk plant and travel centre locations. The sales closed on September 13, 2022.
◦Tucker asset sale. On December 16, 2021, Cenovus announced an agreement to sell its Tucker asset for gross cash proceeds of $800 million. The sale closed on January 31, 2022.
◦Atlantic restructuring. Cenovus announced an agreement with its partners to restructure its working interests in the Atlantic region.
◦Terra Nova restructuring. On September 8, 2021, Cenovus’s working interest increased to 34 percent from 13 percent. The Company received $78 million, before closing adjustments, from exiting partners as a contribution towards future decommissioning liabilities related to the field. In addition, the Terra Nova Asset Life Extension project received approval to proceed.
◦White Rose restructuring. In the third quarter of 2021, Cenovus entered into an agreement with Suncor Energy Inc. (“Suncor”) to decrease our working interest in the White Rose field and satellite extensions, pending the continuation of the West White Rose project. Cenovus would reduce its working interest in the original field from 72.5 percent to 60.0 percent and in the satellite extensions from 68.875 percent to 56.375 percent. On May 31, 2022, Cenovus and its partners announced it reached an agreement to restart the West White Rose project.
•Oil Sands Pathways to Net Zero initiative. On June 9, 2021, Cenovus announced the Oil Sands Pathways to Net Zero initiative (“Pathways Alliance”), an alliance of peers working collectively with governments with a goal to achieve net zero GHG from oil sands operations by 2050.
•Credit facility consolidation and reduction. On August 18, 2021, $8.5 billion of committed credit facilities, including those assumed in the Arrangement, were cancelled and replaced with a $6.0 billion committed revolving credit facility. As at December 31, 2021, the committed revolving credit facility consisted of a $2.0 billion tranche maturing on August 18, 2024, and a $4.0 billion tranche maturing on August 18, 2025.
•Senior notes offering. On September 13, 2021, Cenovus issued US$500 million of 2.65 percent senior unsecured notes due 2032 and US$750 million of 3.75 percent senior unsecured notes due 2052. Proceeds from the offering were used for debt reduction.
•Debt reduction. In 2021, Cenovus repurchased a principal amount of US$2.2 billion unsecured notes through a series of tender offers and redemptions under the indentures governing certain notes.

Cenovus Energy Inc. – 2023 Annual Information Form	4

•Reinstated and increased dividend. In the first quarter, Cenovus reinstated its common share dividend and in November, the Company doubled its dividend to $0.035 per common share for the fourth quarter of 2021.
•Normal Course Issuer Bid (“NCIB”). On November 4, 2021, Cenovus announced that the TSX accepted the Company’s notice of intention to implement a NCIB to purchase for cancellation up to 146.5 million of the Company’s common shares. In 2021, Cenovus purchased 17.0 million common shares for $265 million.
2022
•Acquisitions.
◦Sunrise. On August 31, 2022, Cenovus closed the acquisition of the remaining 50 percent interest in Sunrise (the “Sunrise Acquisition”) with BP Canada Energy Group ULC (“bp Canada”) for net proceeds of $394 million, a variable payment with a maximum cumulative value of $600 million expiring in eight quarters subsequent to August 31, 2022 and Cenovus’s 35 percent interest in the undeveloped Bay du Nord project offshore Newfoundland and Labrador.
◦Toledo Refinery. On August 8, 2022, Cenovus announced an agreement to purchase the remaining 50 percent interest in the Toledo Refinery (the “Toledo Acquisition”) from bp.
•Achieved first oil at Spruce Lake North. Spruce Lake North thermal plant achieved first oil in the third quarter of 2022.
•Commenced commissioning of the Superior Refinery. In December 2022, commissioning for the restart of the Superior Refinery commenced and progressed into the first quarter of 2023. The refinery was taken out of operation in 2018 following an explosion and fire. The restart of the refinery will increase total crude oil processing capacity by 49.0 thousand barrels per day.
•Received regulatory approval. In December 2022, Cenovus received regulatory approval to develop the Ipiatik asset in the Foster Creek area.
•Divestitures.
◦Tucker asset sale. On January 31, 2022, Cenovus sold its Tucker asset in the Oil Sands segment for net proceeds of $730 million.
◦Wembley asset sale. On February 28, 2022, Cenovus sold its Wembley assets in the Conventional segment for net proceeds of $221 million.
◦Restart of West White Rose project. On May 31, 2022, Cenovus and its partners reached an agreement to restart the West White Rose project in the Atlantic region offshore Newfoundland and Labrador. Cenovus transferred 12.5 percent of its working interest in the White Rose field and satellite extensions to Suncor.
◦Headwater share sale. On June 8, 2022, Cenovus sold its investment in Headwater for proceeds of $110 million.
◦Retail fuels network sale. On September 13, 2022, Cenovus closed the sale of 337 gas stations within its retail fuels network for net cash proceeds of $404 million.
•Partial suspension of the crude oil price risk management program. On April 4, 2022, Cenovus announced the suspension of its crude oil price risk management activities related to WTI. Given the strength of its balance sheet and liquidity, the Company determined these programs were no longer required to support financial resilience.
•First Nations Major Projects Coalition (“FNMPC”). On September 29, 2022, Cenovus joined the FNMPC’s Sustaining Partners Program. This partnership aims to advance FNMPC’s strategies that promote Indigenous inclusion in major developments and articulate Indigenous perspectives concerning environmental, social and governance (“ESG”) investment standards and sustainable business practices.
•Debt reduction. In 2022, Cenovus repurchased principal amounts of US$2.6 billion unsecured notes due between 2023 and 2043, and $750 million unsecured notes due in 2025.
•Increased base dividend. On April 26, 2022, Cenovus tripled the base dividend per common share from $0.035 to $0.105, or $0.42 annually, starting in the second quarter of 2022.
•Updated plan for increased shareholder returns. On April 27, 2022, Cenovus announced a revised capital allocation framework to return incremental cash to shareholders through continued share repurchases and/or the use of a variable dividend mechanism. Shareholder returns are dependent on reaching certain net debt targets and the amount of excess free funds flow.
•Variable dividend. In addition to the Company’s base dividend, Cenovus’s Board of Directors (the “Board”) declared a variable dividend of $0.114 per common share. The variable dividend was paid on December 2, 2022.

Cenovus Energy Inc. – 2023 Annual Information Form	5

•Renewal of NCIB. On November 7, 2022, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 136.7 million common shares during the period from November 9, 2022, to November 8, 2023. For the year ended December 31, 2022, the Company purchased and cancelled 112.5 million common shares.
2023
•Jonathan M. McKenzie appointed President & Chief Executive Officer and elected as Director. Effective April 26, 2023, Jonathan M. McKenzie became Cenovus’s President & Chief Executive Officer and was elected as a Director. On the same date, Alexander J. Pourbaix was appointed as Executive Chair of the Board and Claude Mongeau was appointed Lead Independent Director.
•Toledo Refinery acquisition. On February 28, 2023, Cenovus closed the Toledo Acquisition for net proceeds of US$378 million (C$514 million), providing Cenovus with full ownership and operatorship of the refinery and further integrating Cenovus’s heavy oil production and refining capabilities.
•Increased base dividend. On April 26, 2023, Cenovus increased the Company’s base dividend per common share from $0.105 to $0.140, or $0.56 annually, starting in the second quarter of 2023.
•Safe restart of the Toledo and Superior refineries. Following an incident in September 2022 at the Toledo Refinery which resulted in a temporary shut down, it was safely returned to full operations in June 2023. At the Superior Refinery, the Company safely made significant progress towards a return to full operations. The Company introduced crude oil in mid-March and safely restarted the fluid catalytic cracking unit (“FCCU”) in early October.
•Warrant purchase. On June 14, 2023, Cenovus purchased and cancelled 45.5 million of the Cenovus Warrants, for a total of $711 million. The purchased warrants were paid in full by December 31, 2023.
•Debt reduction. In 2023, Cenovus purchased US$1.0 billion in principal of certain unsecured notes due between 2029 and 2047.
•Renewal of NCIB. On November 7, 2023, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 133.2 million common shares from November 9, 2023, to November 8, 2024. For the year ended December 31, 2023, the Company purchased and cancelled 43.6 million common shares. From January 1, 2024, to February 12, 2024, the Company purchased an additional 4.3 million common shares.

Cenovus Energy Inc. – 2023 Annual Information Form	6

DESCRIPTION OF THE BUSINESS

LEGEND
Conventional
Offshore
U.S. Refining
Oil Sands
Canadian Refining
Crude export pipelines
Rainbow Lake
Elmworth-Wapiti
Sunrise
Christina Lake
Foster Creek
Kaybob-Edson
Lloyd Upgrader & Refinery
Lloydminster
Clearwater
Bruderheim Terminal
Hardisty Terminal
Superior Refinery
Toledo Refinery
Lima Refinery
Wood River Refinery
Borger Refinery
White Rose
Terra Nova
China
Liwan
ASIA PACIFIC
Madura Strait
Indonesia

BUSINESS SEGMENTS
As at December 31, 2023, the Company’s reportable segments were as follows:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.

Cenovus Energy Inc. – 2023 Annual Information Form	7

Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66). Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.
For the year ended December 31, 2023, consolidated revenues were $52.2 billion (2022 – $66.9 billion). The following table summarizes products with revenues that exceeded 15 percent of consolidated revenues.

	2023		2022
	Revenue ($ millions)	Percent of Consolidated Revenues (percent)	Revenue ($ millions)	Percent of Consolidated Revenues (percent)
Crude Oil (1) (2)	23,524	45	29,931	45
Gasoline (3)	12,897	25	15,064	23
Distillates (3) (4)	11,364	22	13,617	20
(1)Comparative periods reflect certain revisions. See Note 39 of Cenovus’s consolidated financial statements for the year ended December 31, 2023, and Prior Period Revisions found in the Advisory section of the annual 2023 MD&A for further details.
(2)Prior period results were re-presented to correct the classification of third-party condensate sales between crude oil and NGLs.
(3)Comparative periods were re-presented to include gasoline and distillates from the Canadian Refining segment that were previously excluded.
(4)Includes diesel and jet fuel.
Principal markets for Cenovus’s crude oil production from the Oil Sands and Conventional segments includes its refining operations in Lloydminster, Alberta and Saskatchewan; Toledo and Lima in Ohio; and Superior, Wisconsin, in addition to the U.S. Gulf Coast (“USGC”) and PADD II markets for the Company’s production volumes exported to the U.S. and the Hardisty and Edmonton terminals in Alberta. The Company’s distillates and gasoline production is largely produced in its U.S. Refining segment and principal markets include the Ohio Valley and the Upper Midwest.
Crude oil production from Cenovus’s Oil Sands and Conventional segments is distributed through long-term contracts on third-party pipelines to its refinery operations in Lloydminster, through the Edmonton, Hardisty and PADD II terminals for distribution to its U.S. refineries and the USGC via the Keystone, Enbridge and other pipelines. See the U.S. Refining sections below for details on the distribution of the Company’s distillates and gasoline production.
Physical and Economic Integration
Cenovus’s integrated upstream and downstream operations help to mitigate the impact of volatility in light-heavy crude oil differentials and contribute to the Company’s net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels.
Bitumen production at the Company’s Oil Sands assets is blended with condensate and butane and used as crude oil feedstock by Cenovus’s downstream operations. In addition, condensate is extracted from the blended crude oil in the Company’s Canadian Refining segment and sold back to the Oil Sands operations. Cenovus’s U.S. Refining operations has the capability to process heavy crude oil from its Oil Sands segment and Husky Synthetic Blend (“HSB”) produced at the Lloydminster Upgrader.

Cenovus Energy Inc. – 2023 Annual Information Form	8

UPSTREAM
Oil Sands
As of December 31, 2023, Cenovus held bitumen and heavy oil rights of approximately 1.5 million gross acres (1.5 million net acres) within the Athabasca and Cold Lake regions of northern Alberta and Saskatchewan, as well as the exclusive rights to lease an additional 603 thousand gross acres on the Cold Lake Air Weapons Range, an active military base.
Development Approach
Cenovus uses steam-assisted gravity drainage (“SAGD”) technology to recover bitumen. The Company does not employ mining techniques for extraction and none of its bitumen reserves are suitable for extraction using mining techniques. SAGD involves injecting steam into the reservoir to enable bitumen to be pumped to the surface.
At Cenovus’s Lloydminster conventional heavy oil assets, the Company employs a combination of production techniques including cold heavy oil production with sand (“CHOPS”), horizontal and multilateral wells and enhanced oil recovery (“EOR”). EOR is defined as the increased recovery from a crude oil pool achieved by artificial means or by the application of energy extrinsic to the pool.
Foster Creek
Cenovus has a 100 percent working interest in Foster Creek, located on the Cold Lake Air Weapons Range, which is 72 kilometres northwest of Cold Lake, Alberta. Foster Creek produces from the McMurray formation, with a reservoir depth of up to 550 metres, using SAGD technology.
Bitumen production at Foster Creek averaged 186.3 thousand barrels per day in 2023 (2022 – 191.0 thousand barrels per day).
Cenovus operates a 100-megawatt natural gas-fired cogeneration facility at Foster Creek. The steam and power generated by the facility is used within the SAGD operation and any excess power generated is sold into the Alberta power pool.
Christina Lake
Cenovus has a 100 percent working interest in Christina Lake, which is located approximately 150 kilometres southeast of Fort McMurray, Alberta. Christina Lake produces from the McMurray formation, with a reservoir depth of up to 430 metres, using SAGD technology.
Bitumen production at Christina Lake averaged 237.4 thousand barrels per day in 2023 (2022 – 246.5 thousand barrels per day).
Cenovus operates a 100-megawatt natural gas-fired cogeneration facility at Christina Lake. The steam and power generated by the facility is used within the SAGD operation and any excess power generated is sold into the Alberta power pool.
Cenovus has a 100 percent working interest in Narrows Lake, which is located adjacent to Christina Lake and has a reservoir depth of up to 400 metres. The expansion of the Christina Lake development area to include Narrows Lake will provide future sustaining pad locations for feedstock into the Christina Lake plant. First steam from Narrows Lake is expected in 2025.
Sunrise
Cenovus has a 100 percent working interest in Sunrise, located approximately 60 kilometres northeast of Fort McMurray, Alberta. Sunrise produces from the McMurray formation, with a reservoir depth of up to 250 metres, using SAGD technology.
Bitumen production at Sunrise averaged 48.9 thousand barrels per day in 2023 (2022 – 31.3 thousand barrels per day).
Lloydminster Thermal
Lloydminster thermal consists of 12 producing thermal plants, which are 100 percent owned by Cenovus and produce bitumen. The plants are located in the Lloydminster region of Saskatchewan. Each plant has a number of production pads and uses SAGD technology.
Bitumen production at Lloydminster thermal averaged 104.1 thousand barrels per day in 2023 (2022 – 99.9 thousand barrels per day).
Lloydminster Conventional Heavy Oil
Lloydminster conventional heavy oil uses a combination of production techniques including CHOPS, horizontal and multilateral wells and EOR in the Lloydminster region of Alberta and Saskatchewan.
Heavy oil production averaged 16.7 thousand barrels per day in 2023 (2022 – 16.3 thousand barrels per day) and conventional natural gas production averaged 9.6 MMcf per day in 2023 (2022 – 9.9 MMcf per day).

Cenovus Energy Inc. – 2023 Annual Information Form	9

Husky Midstream Limited Partnership (“HMLP”)
The Company jointly owns and is the operator of HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Limited holding a 49 percent interest and CK Infrastructure Holdings Limited holding a 16 percent interest. HMLP has its own board of directors and independent financing that supports both growth projects under construction and planned future expansions.
HMLP has approximately 2,300 kilometres of pipeline in the Lloydminster region and 5.9 million barrels of storage capacity at Hardisty and Lloydminster. The assets play an integral role in the transportation of heavy oil production to end markets by providing connections to the Lloydminster Upgrader and the Lloydminster Refinery, third-party terminals and pipelines through the Hardisty terminal.
The Lloydminster terminal, with a total storage capacity of 1.0 million barrels, serves as a hub for the gathering systems. The pipeline systems transport blended heavy crude oil to the Lloydminster terminal for delivery to the Company’s Lloydminster Upgrader and Lloydminster Refinery. Blended heavy crude oil from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major third-party owned export pipelines.
The Hardisty terminal, with a total storage capacity of 4.9 million barrels, acts as the exclusive blending hub for WCS, the largest heavy oil benchmark pricing point in North America.
In addition, HMLP owns and Cenovus operates the Ansell Corser gas processing plant located in west-central Alberta. The gas processing plant has a capacity of 120 MMcf per day and supports our Conventional segment.
Conventional
Cenovus’s Conventional assets include approximately 6.4 million net acres in Alberta and British Columbia with an average working interest of 83 percent. Operating areas included Elmworth-Wapiti, Kaybob-Edson, Clearwater and Rainbow Lake with reservoir depths ranging from 1,000 to 3,200 metres targeting formations within the Cretaceous, Jurassic, Triassic and Devonian geological periods focused primarily on the Cardium and Spirit River. Horizontal drilling is primarily used to unlock the vast resource potential in these areas. Cenovus has processing capacity through various operated and non-operated natural gas facilities, in addition to a 50 percent working interest in a 90-megawatt natural-gas fired cogeneration facility along with multiple field facilities, compressor stations and pipelines.
In 2023, the Company’s net production from the Conventional assets averaged 5.9 thousand barrels per day of light crude oil, 21.7 thousand barrels per day of NGLs, and 554.1 MMcf per day of conventional natural gas (2022 – 7.5 thousand barrels per day, 23.8 thousand barrels per day and 576.1 MMcf per day, respectively).
Offshore
Asia Pacific
China
Liwan Gas Project
The Liwan Gas Project is a deepwater gas project offshore China located approximately 300 kilometres southeast of the Hong Kong Special Administrative Region. The Liwan Gas Project includes the natural gas discoveries at the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields within the Contract Area 29/26 located in the Pearl River Mouth Basin of the South China Sea. Cenovus has a 49 percent working interest in the Liwan 3-1 and Liuhua 34-2 fields as well as a 75 percent working interest in the Liuhua 29-1 field. The remaining working interest is owned by China National Offshore Oil Corporation (“CNOOC”) through subsidiaries.
The Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure. Cenovus is the operator of the deepwater infrastructure and CNOOC operates the shallow water facilities, including the central platform, the Gaolan Onshore Gas Plant (“OSGP”) and a pipeline from the central platform. The OSGP extracts condensate and NGLs and compresses and transports the natural gas to commercial markets in mainland China.
In 2023, the Company’s net production from the Liwan Gas Project was 190.6 MMcf per day of conventional natural gas and 8.8 thousand barrels per day of NGLs (2022 – 230.1 MMcf per day of conventional natural gas and 9.8 thousand barrels per day of NGLs).

Cenovus Energy Inc. – 2023 Annual Information Form	10

Block 15/33 and 16/25
The Company holds a production sharing contract (“PSC”) for Block 15/33 which is located in the Pearl River Mouth Basin of the South China Sea, about 140 kilometres southeast of the Hong Kong Special Administrative Region. Cenovus is the operator of the block with a 100 percent working interest.
The PSC of Block 16/25, located close to Block 15/33, was terminated on April 24, 2023, and the remaining obligatory exploration commitment was transferred to a well in Contract Area 29/26 in the South China Sea.
Block DW-1, Taiwan Area
The Company and CPC Corporation (a state-owned oil and gas company), through a joint agreement, have rights to an exploration block covering approximately 7,700 square kilometres located southwest of the Taiwan Area offshore. The Company holds a 75 percent working interest during exploration. CPC Corporation has the right to participate in any future development programs up to a 50 percent interest by paying its proportionate share of all development costs. The current three-dimensional seismic exploration period expires on December 17, 2024.
Indonesia
Madura Strait
The Company has a 40 percent interest in the HCML joint venture, which holds the Madura Strait PSC. The Madura Strait PSC encompasses approximately 2,500 square kilometres in the Madura Strait area, located off the coast of East Java, Indonesia.
The Madura Strait includes the producing BD, MDA, MBH and MAC shallow water fields. It also contains shallow water MDK fields which is under development expected to start production in 2027.
In 2023, the Company’s working interest share of production was 76.0 MMcf per day of conventional natural gas and 2.0 thousand barrels per day of condensate (2022 – 47.6 MMcf per day and 2.6 thousand barrels per day, respectively).
Liman
Located onshore in East Java, Indonesia, the Company holds a 100 percent working interest in the Liman contract area during the exploration phase.
Atlantic Canada
Terra Nova Field
The Terra Nova field is located approximately 350 kilometres southeast of St. John’s, Newfoundland and Labrador in the Jeanne d’Arc Basin. The Terra Nova field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Cenovus has a 34 percent working interest in the Terra Nova field and Suncor is the operator. Production at the Terra Nova field resumed in November 2023 following the suspension of production in December 2019. The Terra Nova Asset Life Extension project is expected to extend the production life of the Terra Nova field by approximately 10 years and produce an additional 70 million barrels, 23.8 million barrels net to Cenovus.
In 2023, light crude oil production averaged 0.5 thousand barrels per day (2022 – no production).
White Rose Field and Satellite Extensions
The White Rose field is located about 350 kilometres off the coast of Newfoundland and Labrador on the eastern flank of the Jeanne d’Arc Basin. The Company is the operator of the main White Rose field and satellite tiebacks, including the North Amethyst, West White Rose and South White Rose extensions. Cenovus has a working interest of 60 percent in the main field and 56.375 percent in the satellite extensions. The North Amethyst and South White Rose extensions were developed via subsea tieback infrastructure which produce back to the SeaRose floating production storage and offloading unit (“FPSO”).
The West White Rose project is designed to use a drilling and wellhead platform to access resources to the west of the main field and will also produce back to the SeaRose FPSO. The West White Rose project is anticipated to have peak production of 80 thousand barrels per day (45 thousand barrels per day, net to Cenovus) with first oil expected in the first half of 2026.
In 2023, light crude oil production averaged 7.7 thousand barrels per day (2022 – 11.6 thousand barrels per day).
East Coast Exploration
The Company holds working interests ranging from six percent to 100 percent in multiple discovery areas and 30 percent to 72.5 percent in exploration licenses within the Jeanne d’Arc Basin.

Cenovus Energy Inc. – 2023 Annual Information Form	11

DOWNSTREAM
Canadian Refining
The following table summarizes key operational results for the assets:

	2023			2022
	Lloydminster Upgrader	Lloydminster Refinery	Total	Lloydminster Upgrader	Lloydminster Refinery	Total
Heavy Crude Oil Unit Throughput Capacity (1) (Mbbls/d)	81.5	29.0	110.5	81.5	29.0	110.5
Heavy Crude Oil Unit Throughput (Mbbls/d)	73.1	27.6	100.7	68.7	24.2	92.9
Crude Utilization (percent)	90	95	91	84	83	84

Total Production (Mbbls/d)	81.5	27.7	114.2	76.0	24.3	105.2
Synthetic Crude Oil	47.6	—	47.6	46.0	—	46.0
Asphalt	—	15.4	15.4	—	13.5	13.5
Diesel	12.9	—	12.9	9.3	—	9.3
Other	21.0	12.3	33.3	20.7	10.8	31.5
Ethanol (2)	—	—	5.0	—	—	4.9
(1)Based on crude oil name plate capacity.
(2)Ethanol production at the Lloydminster, Saskatchewan and Minnedosa, Manitoba ethanol plants.
Lloydminster Upgrader
The Lloydminster Upgrader, located approximately three kilometres east of Lloydminster, Saskatchewan, processes blended heavy crude oil feedstock (including bitumen). The feedstocks are received via the Cold Lake Gathering System and the Saskatchewan Gathering System. The Lloydminster Upgrader produces synthetic crude oil (HSB), ultra-low sulphur diesel and other ancillary products. Production is transported via railcar and truck to primary markets in Western and Eastern Canada. Synthetic crude oil is sold into the Alberta market or used as refinery feedstock in our U.S. Refining segment. In addition, the Upgrader recovers condensate from the feedstock for reuse in the Company’s Oil Sands segment and is transported back via the gathering systems.
Lloydminster Refinery
The Lloydminster Refinery, located in Lloydminster, Alberta, processes blended heavy crude oil into asphalt products used in road construction and maintenance, bulk distillates and industrial products. The feedstocks are received via the Saskatchewan Gathering System. The refined products are transported via railcar and truck to primary markets in Western Canada, the U.S. Upper-Midwest, Rocky Mountain Region and the West Coast. Condensate is recovered from the feedstock for reuse in the Company’s Oil Sands segment and is transported via the gathering system. Distillates are transferred to the Lloydminster Upgrader and blended into the HSB stream or sold directly as industrial products. Industrial products are a blend of medium and light distillate and vacuum gas oil, which are typically sold directly to customers as refinery feedstock, drilling and well-fracturing fluids, or used in asphalt cutbacks and emulsions.
Due to the seasonal demand for asphalt products, many asphalt refineries typically operate at full capacity only during the paving season in Canada and the northern U.S. The Company has implemented various strategies to increase refinery throughput outside of the paving season, such as increasing storage capacity and developing U.S. markets for asphalt products. This allows the Lloydminster Refinery to run at or near full capacity throughout the year.
In addition to sales directly from the Lloydminster Refinery, the Company owns an asphalt distribution network composed of four asphalt terminals located in: Kamloops, British Columbia; Edmonton, Alberta; Yorkton, Saskatchewan; and Winnipeg, Manitoba. The Company also owns an emulsion plant located in Saskatoon, Saskatchewan.
Bruderheim Crude-by-Rail Terminal
The Company owns a crude-by-rail loading facility near Edmonton, Alberta. The Bruderheim crude-by-rail terminal has a storage tank capacity of 240.0 thousand barrels and a loading capacity of 120.0 thousand barrels per day and is part of the Company’s strategy to create additional transportation options for our products and is designed to help us capture global prices for our crude oil production. The Company has hired a third-party service provider to assist in operating the rail terminal. The Company leases a fleet of coiled and insulated rail cars to safely transport our products to market.
Total volumes loaded at the Bruderheim Terminal averaged 16.1 thousand barrels per day in 2023 (2022 – 12.2 thousand barrels per day), this includes crude oil volumes from our Oil Sands segment.

Cenovus Energy Inc. – 2023 Annual Information Form	12

Ethanol Plants
The Company owns and operates two ethanol plants, located in Lloydminster, Saskatchewan and Minnedosa, Manitoba. Fuel grade ethanol is produced from grain-based feedstock. Each ethanol plant has an annual name plate capacity of 130 million litres.
The Lloydminster ethanol plant captures carbon dioxide for use in the Company’s Lloydminster conventional heavy oil assets and ethanol produced at the plant has a low carbon intensity designation. At the Minnedosa ethanol plant, the Company is progressing a carbon capture and sequestration project to also achieve lower carbon intensity ethanol production. In 2023, the Company continued to test and evaluate appraisal drilling to help better understand the carbon sequestration potential and next steps.
Commercial Fuels Business
Cenovus’s commercial operating model is balanced by corporate owned/dealer operated and branded dealer-owned-and-operated sites. The network consists of travel centres and cardlocks serving urban and rural markets across Canada and bulk distributors offering direct sales to commercial and agricultural markets.
The following table shows the number of locations by province as at December 31, 2023:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	Nova Scotia	Total
Cardlocks	36	22	4	7	21	1	1	92
Bulk Plants	3	7	2	1	—	—	—	13
Travel Centres	15	16	3	3	19	—	—	56
Total	54	45	9	11	40	1	1	161
U.S. Refining
The following table summarizes key operational results for the refineries:

	2023	2022
Crude Oil Unit Throughput Capacity (1) (2) (Mbbls/d)	635.2	551.5
Crude Oil Unit Throughput (2) (Mbbls/d)	459.7	400.8
Heavy Crude Oil	173.9	116.1
Light and Medium Crude Oil	285.8	284.7
Crude Utilization (2) (3) (percent)	75	80
Total Refined Product Production (Mbbls/d)	485.0	419.9
Gasoline	231.2	199.8
Distillates (4)	167.0	153.4
Asphalt	19.8	8.9
Other	67.0	57.8
(1)Based on crude oil name plate capacity.
(2)Includes Cenovus’s 50 percent interest in the non-operated Wood River and Borger refinery operations.
(3)The Superior Refinery’s crude oil unit throughput and crude oil unit throughput capacity are included in the crude utilization calculation effective April 1, 2023. The Toledo Refinery’s crude utilization includes a weighted average crude oil capacity with full ownership acquired on February 28, 2023.
(4)Includes diesel and jet fuel.
Operated Refineries
The following table summarizes key operational results for operated refineries:

	2023				2022
	Lima	Toledo	Superior	Total	Lima	Toledo	Superior	Total
Crude Oil Unit Throughput Capacity (1) (Mbbls/d)	178.7	160.0	49.0	387.7	175.0	80.0	49.0	304.0
Crude Oil Unit Throughput (2) (Mbbls/d)	152.7	83.1	22.6	258.4	157.9	36.3	—	194.2
Crude Utilization (3) (percent)	85	57	61	71	90	45	—	76
(1)Based on crude oil name plate capacity.
(2)Crude oil unit throughput is sourced from Canada and the U.S. and is composed of heavy crude oil and light crude oil.
(3)The Superior Refinery’s crude oil unit throughput and crude oil unit throughput capacity are included in the crude utilization calculation effective April 1, 2023. The Toledo Refinery’s crude utilization includes a weighted average crude oil capacity with full ownership acquired on February 28, 2023.

Cenovus Energy Inc. – 2023 Annual Information Form	13

Lima Refinery
The Lima Refinery is located in Lima, Ohio, approximately 150 kilometres northwest of Columbus, Ohio. The refinery processes heavy, light and synthetic crude oil, and has the capability to process HSB produced at the Lloydminster Upgrader and CLB produced at Foster Creek. The crude oil feedstocks are received via the Mid-Valley and Marathon Pipelines. The Lima Refinery produces low-sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. The refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by railcar to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.
Toledo Refinery
On February 28, 2023, Cenovus acquired the remaining 50 percent interest in the Toledo Refinery from bp, giving Cenovus full ownership and operatorship of the refinery, and further integrating Cenovus’s heavy oil production and refining capabilities. The Toledo Refinery returned to full operations in June 2023 following an incident in late 2022.
The Toledo Refinery is located near Toledo, Ohio, approximately 210 kilometres north of Columbus, Ohio. The refinery processes heavy, light and high total acid number (“high TAN”) crude oil, and has the capability to process WDB produced at Sunrise, CDB produced at Christina Lake and CLB produced at Foster Creek, in addition to other third party high TAN crude oil such as AWB. The refinery also processes HSB produced at the Lloydminster Upgrader. The crude oil feedstocks are received via the Mid-Valley, Marathon and Enbridge Mainline Pipelines. The refinery produces gasoline, diesel, jet fuel and other products. The refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by barge and railcar to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.
Superior Refinery
The Superior Refinery is located in Superior, Wisconsin, approximately 250 kilometres northeast of Minneapolis, Minnesota. On April 26, 2018, the Superior refinery experienced an incident while preparing for a major turnaround and was taken out of operation. Cenovus made significant progress towards a return to full operations with the circulation of hydrocarbons in February, the introduction of crude oil in mid-March and the restart of the FCCU in early October.
The refinery processes heavy, light and synthetic crude oil, including HSB produced at the Lloydminster Upgrader. The crude oil feedstocks are received via Enbridge’s Canadian mainline systems from Alberta, Canada, and the U.S. pipeline system from the Bakken region in North Dakota, arriving at the Enbridge Superior Terminal adjacent to the Superior Refinery. The refinery produces various grades of asphalt, low-sulphur gasoline, low-sulphur diesel, gasoline blendstocks, and other by-products. Refined products are transported via the Magellan Pipeline system south to the Minneapolis market and to local markets via truck loaded at the Superior Terminal. Asphalt is loaded at the Superior rail and truck loading facilities and transported to markets primarily in Minnesota, Wisconsin, North Dakota, and Michigan.
Non-Operated Refineries
Cenovus has a 50 percent interest in the Wood River and Borger refineries. During the year ended December 31, 2023, the combined Wood River and Borger crude oil unit throughput was 201.3 thousand barrels per day (2022 – 206.6 thousand barrels per day) and combined crude utilization was 81 percent (2022 – 83 percent).
Wood River Refinery
The Wood River Refinery ranks in the top 10 percent of approximately 130 refineries in the U.S. based on total crude oil processing capacity of 346.0 thousand barrels per day. It is located in Roxana, Illinois, approximately 25 kilometres northeast of St. Louis, Missouri. The Wood River Refinery processes light low-sulphur and heavy high-sulphur crude oil that it receives via the Keystone, Capline, Ozark and Capwood Pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstock as well as petroleum coke and asphalt. The refinery also has the capability to process CDB produced at Christina Lake. The gasoline, diesel and jet fuel are transported via the Explorer, Buckeye, and Marathon Pipelines to markets in the upper U.S. Midwest. Other products are transported via pipeline, truck, barge and railcar to various markets.
Borger Refinery
The Borger Refinery is located in Borger, Texas, approximately 80 kilometres north of Amarillo, Texas with a total stated crude oil processing capacity of 149.0 thousand barrels per day. The Borger Refinery processes mainly medium and heavy high-sulphur crude oil that it receives via the WA/80 and Borger Express Pipelines to produce gasoline, diesel and jet fuel, along with solvents and other products. The refined products are transported via the Denver, Powder River, Amarillo and Gold Line Pipelines and by truck and railcar to markets in Texas, New Mexico, Colorado and the U.S. mid-continent.

Cenovus Energy Inc. – 2023 Annual Information Form	14

Storage and Distribution Network
The Company has refined product storage and a U.S. asphalt distribution network composed of five terminals. These terminals include: the Superior Products Terminal in Superior, Wisconsin (where refinery products are unloaded); the Duluth Terminal in Duluth/Esko, Minnesota (storage capacity – 180.0 thousand barrels); the Duluth Marine Terminal in Duluth, Minnesota (storage capacity – 14.0 thousand barrels); the Rhinelander Asphalt Terminal in Rhinelander, Wisconsin (storage capacity – 157.0 thousand barrels); and the Crookston Asphalt Terminal in Crookston, Minnesota (storage capacity – 136.0 thousand barrels). In addition, the Superior Refinery has a working tank capacity of 2.6 million barrels. The Company also markets asphalt from independently operated terminals located in the states of Minnesota, Wisconsin and Ohio.
COMPETITIVE CONDITIONS
All aspects of the energy industry are highly competitive. For further information on the competitive conditions affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
ENVIRONMENTAL PROTECTION
All phases of our upstream and downstream operations, including the marketing of Cenovus’s production and third-party commodity traded volumes, are subject to environmental regulation pursuant to a variety of federal, provincial, territorial, state and regional laws and regulations in the jurisdictions in which Cenovus operates. For further information on the environmental regulations affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
CODE OF BUSINESS CONDUCT AND ETHICS
Cenovus has established policies and standards relating to the conduct of business in a safe, ethical, legal and sustainable manner. Cenovus’s commitment in these areas is reflected in the Code of Business Conduct & Ethics (the “Code”) which is approved by the Board, our highest level of governance. The Code applies to the Company’s directors, officers, employees, and contractors who are regularly required to review the Code to confirm they understand their individual responsibilities and that they conform to its requirements. Suppliers who conduct activities for, or on behalf of, Cenovus are expected to review the Code and align with the principles and guidance it provides. The Code addresses Cenovus’s expectations concerning its values and reputation, acting with integrity (including the Company’s approach to lobbying and public advocacy), responsible information use, compliance with laws and regulations and speaking up about deviations from the Code. The Code uses plain language, includes a message from Cenovus’s President & Chief Executive Officer and provides examples to address the expectations of the Code. The Code is readily accessible on Cenovus’s intranet and on the Company’s website at cenovus.com.
Sustainability Policy
Cenovus’s Sustainability Policy addresses business conduct to help ensure the Company’s activities are undertaken in a responsible, transparent and respectful manner and in compliance with all applicable laws, regulations and industry standards in the jurisdictions in which Cenovus operates. The Sustainability Policy specifically references the following matters: governance and leadership, people, environment, stakeholder engagement, Indigenous reconciliation and community involvement and investment.
With respect to the environment, the Sustainability Policy provides that Cenovus recognizes the importance of integrating environmental considerations into Cenovus’s business plans, spending decisions, performance management, project development, operations, communications and stakeholder relations. It also provides for the tracking and reporting on a broad range of environmental metrics in respect of Cenovus, in line with standards, to support environmental stewardship and continuous improvement. The Sustainability Policy also reiterates the Company’s commitment to limiting its impact on climate, air, water, land and wildlife by investing in technology, continuously improving its operating practices and collaborating with third parties to find innovative solutions to minimize Cenovus’s environmental impact and maximize business value.
With respect to social aspects, the Sustainability Policy provides that Cenovus recognizes the importance of prioritizing the health and safety of all workers involved in its operations, as well as the residents of the communities where Cenovus works. In addition, it discusses the importance of treating workers with dignity, fairness and respect in order to support an inclusive and diverse workplace and evidences Cenovus’s support for the principles of the Universal Declaration of Human Rights. The Sustainability Policy also addresses the importance of Cenovus fostering positive relationships with Indigenous communities and other stakeholders through communication based on honesty, trust and respect with the objective of building and maintaining long-term, mutually beneficial relationships. In furtherance of this, and in an effort to create a positive impact for both Cenovus and the communities in which it operates, the Sustainability Policy also acknowledges the importance of investments by Cenovus in organizations and initiatives that improve people’s quality of life in the communities where we live and work. The Sustainability Policy is readily accessible on Cenovus’s intranet and on the Company’s website at cenovus.com.

Cenovus Energy Inc. – 2023 Annual Information Form	15

Additional Policy Information
In addition to the Code and Sustainability Policy, Cenovus has established other policies, including the Human Rights and Indigenous Relations policies, and practices that in some instances relate to environmental or social aspects of Cenovus’s business. The Human Rights Policy formalizes our commitment to human rights, reflects our values and behaviors and further supports the sustainable operation of our business. The Indigenous Relations Policy aims to ensure Indigenous relations across the Company are supported by a consistent approach based on respect, honesty and integrity. Cenovus’s directors, management, employees and contractors are periodically required to complete policy training to review and commit to the Sustainability Policy, the Code, and other key policies and standards. Stakeholders, employees and contractors are encouraged to report any business conduct concerns, including violations of applicable laws or any Cenovus policy, through the Company’s anonymous Integrity Helpline. Employees and contractors may also report any such concerns to their supervisor, a human resources business partner or a member of the Investigations Committee.
The aforementioned policies are accessible on the Company’s website at cenovus.com, as is Cenovus’s annual ESG report. The ESG report is published annually to detail management’s efforts and performance across environment, social and governance topics that are important to its stakeholders.
EMPLOYEES
The following table summarizes Cenovus’s full-time equivalent (“FTE”) employees as at December 31, 2023:

2023
Upstream Operations	2,860
Downstream Operations	2,241
Corporate (1)	1,824
Total FTE Employees	6,925
(1)    Includes employees within Corporate and Operations Services; Finance and Risk; People Services; Strategy, Fundamentals and Portfolio Management, Value Chain Optimization, Corporate Development and Planning; Sustainability and Stakeholder Engagement; and Legal.
Cenovus also engages contractors and service providers. For further information on employee and other workforce related risks affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

RISK FACTORS
A discussion of risk factors can be found in the section entitled Risk Management and Risk Factors in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION
As a Canadian issuer, Cenovus is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of the Company’s reserves in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).
As at December 31, 2023, the Company’s reserves were located in Canada, China and Indonesia. Cenovus retained two independent qualified reserves evaluators (“IQREs”), McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Ltd. (“GLJ”), to evaluate and prepare reports on 100 percent of its bitumen, heavy crude oil, light crude oil and medium crude oil combined (“light and medium oil”), NGLs, conventional natural gas and shale gas proved and probable reserves. McDaniel evaluated approximately 94 percent of Cenovus’s total proved reserves, located in Canada (in Alberta, Saskatchewan and Newfoundland and Labrador), China and Indonesia. GLJ evaluated approximately six percent of the Company’s total proved reserves, located in Alberta and British Columbia, Canada.
The Safety, Sustainability and Reserves Committee (“SSR Committee”), composed entirely of independent directors, reviews, among other things, the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the procedures relating to the disclosure of information with respect to oil and gas activities. The SSR Committee meets independently with the management of Cenovus and each IQRE to determine whether any restrictions affected the ability of the IQREs to report on the reserves data without reservation. In addition, the SSR Committee reviews the reserves data and the report of the IQREs and provides a recommendation regarding approval of the reserves disclosure to the Board.

Cenovus Energy Inc. – 2023 Annual Information Form	16

Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. Readers should review the definitions and information contained in “Additional Notes to Reserves Data Tables”, “Definitions” and “Pricing Assumptions” in conjunction with the reserves disclosure. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed. For additional information, see the section entitled Risk Management and Risk Factors in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
Cenovus’s reserves data and other oil and gas information contained in this AIF is dated February 14, 2024, with an effective date of December 31, 2023. McDaniel’s and GLJ’s preparation dates of the information are January 19, 2024 and January 4, 2024, respectively.
Disclosure of Reserve Data
The reserves data presented summarizes the Company’s bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas, shale gas and total reserves, and the net present value (“NPV”) and future net revenue (“FNR”) for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses or the impact of any hedging activities. Estimates of FNR have been presented on a before and after income tax basis.
Additional Notes to Data Tables
•All reserves and FNR were evaluated using forecast prices and costs.
•The estimates of FNR presented do not represent fair market value.
•FNR from reserves excludes cash flows related to Cenovus’s risk management activities.
•For disclosure purposes, Cenovus includes heavy crude oil with bitumen and shale gas with conventional natural gas, as the reserves of heavy crude oil and shale gas are not material (heavy crude oil represents less than one percent of bitumen on a total proved plus probable basis and shale gas represents less than one percent of conventional natural gas on a total proved plus probable basis).
•Indonesia includes Cenovus’s 40 percent interest in HCML.
•In accordance with NI 51-101, NPV and FNR amounts presented include all of Cenovus’s existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
•BOE estimates and tables may not sum due to rounding.
Definitions
Gross means: (a) in relation to production and reserves, the interest (operated or non-operated) held by Cenovus before deduction of royalties and excludes royalty interests; (b) in relation to wells, the total number of wells in which Cenovus has an interest; and (c) in relation to properties, the total acreage of properties in which Cenovus has an interest.
Net means: (a) in relation to production and reserves, the interest (operated or non-operated) held by Cenovus after deduction of royalties and includes royalty interests; (b) in relation to wells, the number of wells obtained by aggregating Cenovus’s interest (operated or non-operated) in each of its wells; and (c) in relation to properties, the total acreage obtained by aggregating Cenovus’s interest (operated or non-operated) in each of its properties.
Future net revenue is a forecast of revenue, estimated using forecast prices and costs, from the development and production of reserves minus the associated royalties, operating costs, development costs, and abandonment and reclamation costs. It does not include costs related to interest, general and administrative expenses or risk management activities. Future net revenue is presented on a before and after tax basis.
Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable, and are disclosed later in this AIF.
Reserves are classified according to the degree of certainty associated with the estimates:
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Cenovus Energy Inc. – 2023 Annual Information Form	17

Each of the reserves categories may be divided into developed and undeveloped categories:
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared with the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared with the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.
Pricing Assumptions
Except as noted below, the forecast of prices, inflation and exchange rate provided in the table below is computed using the average of forecasts by McDaniel, GLJ and Sproule Associates Limited and is used to estimate FNR associated with the reserves disclosed herein. This forecast is dated January 1, 2024. The inflation forecast was applied uniformly to prices beyond the forecast interval, and to all future costs. Natural gas prices for China and Indonesia are derived from the natural gas sales agreements specific to each set of projects. For historical prices realized during 2023, see the Production History and Per-Unit Results section in this AIF.

	Crude Oil and NGLs (1)					Natural Gas (2)
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40 API (C$/bbl)	Western Canadian Select (C$/bbl)	Edmonton C5+ (C$/bbl)	Brent (US$/bbl)	AECO (C$/MMBtu)	China (US$/Mcf)	Indonesia (US$/Mcf)	Inflation Rate (%/year)	Exchange Rate (US$/C$)
2024	73.67	92.91	76.74	96.79	78.00	2.20	8.79	7.28	0.0	0.7517
2025	74.98	95.04	79.77	98.75	79.18	3.37	8.99	7.38	2.0	0.7517
2026	76.14	96.07	81.12	100.71	80.36	4.05	9.28	7.45	2.0	0.7550
2027	77.66	97.99	82.88	102.72	81.79	4.13	9.36	7.57	2.0	0.7550
2028	79.22	99.95	85.04	104.78	83.41	4.21	9.49	7.69	2.0	0.7550
2029	80.80	101.95	86.74	106.87	85.09	4.30	9.97	7.81	2.0	0.7550
2030	82.42	103.98	88.48	109.01	86.79	4.38	10.77	7.96	2.0	0.7550
2031	84.06	106.07	90.24	111.19	88.52	4.47	—	8.07	2.0	0.7550
2032	85.75	108.18	92.04	113.41	90.29	4.56	—	8.07	2.0	0.7550
2033	87.46	110.35	93.89	115.67	92.10	4.65	—	—	2.0	0.7550
2034	89.21	112.56	95.77	117.98	93.94	4.74	—	—	2.0	0.7550
2035+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	—	—	2.0	0.7550
(1)Selected market benchmark prices are used to estimate the FNR related to the Company’s bitumen, light and medium oil and NGLs production.
(2)Selected market benchmark prices and prices derived from the natural gas sales agreements in China and Indonesia are used to estimate the FNR related to the Company’s conventional natural gas.

Cenovus Energy Inc. – 2023 Annual Information Form	18

Summary of Oil and Gas Reserves as at December 31, 2023

Gross Reserves	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	978	32	47	1,247	1,266
Developed Non-Producing	117	1	1	29	123
Undeveloped	4,316	5	12	347	4,390
Total Proved	5,411	38	60	1,622	5,779
Probable	2,487	125	36	975	2,812
Total Proved Plus Probable	7,899	163	96	2,598	8,591

China
Proved
Developed Producing	—	—	10	262	53
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	10	262	53
Probable	—	—	2	76	15
Total Proved Plus Probable	—	—	12	337	68

Indonesia
Proved
Developed Producing	—	—	4	178	33
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	4	178	33
Probable	—	—	1	49	9
Total Proved Plus Probable	—	—	5	226	43

Total Company
Proved
Developed Producing	978	32	61	1,686	1,353
Developed Non-Producing	117	1	1	29	123
Undeveloped	4,316	5	12	347	4,390
Total Proved	5,411	38	74	2,062	5,866
Probable	2,487	125	40	1,100	2,836
Total Proved Plus Probable	7,899	163	114	3,162	8,702

Cenovus Energy Inc. – 2023 Annual Information Form	19

Net Reserves	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	729	29	39	1,145	987
Developed Non-Producing	83	—	1	25	89
Undeveloped	3,242	4	9	314	3,308
Total Proved	4,054	33	49	1,485	4,383
Probable	1,790	106	29	874	2,070
Total Proved Plus Probable	5,844	139	78	2,359	6,453

China
Proved
Developed Producing	—	—	9	248	51
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	9	248	51
Probable	—	—	2	72	14
Total Proved Plus Probable	—	—	12	319	65

Indonesia
Proved
Developed Producing	—	—	2	127	23
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	2	127	23
Probable	—	—	—	27	5
Total Proved Plus Probable	—	—	2	154	28

Total Company
Proved
Developed Producing	729	29	50	1,520	1,061
Developed Non-Producing	83	—	1	25	89
Undeveloped	3,242	4	9	314	3,308
Total Proved	4,054	33	60	1,859	4,457
Probable	1,790	106	32	973	2,089
Total Proved Plus Probable	5,844	139	92	2,832	6,546

Cenovus Energy Inc. – 2023 Annual Information Form	20

Summary of Net Present Value of Future Net Revenue as at December 31, 2023

	Discounted at % per year					Unit Value Discounted at 10% (1)
Before Income Taxes ($ millions)	0%	5%	10%	15%	20%	$/BOE
Canada
Proved
Developed Producing	26,962	27,286	24,780	22,361	20,297	25.10
Developed Non-Producing	4,299	3,327	2,643	2,146	1,774	29.85
Undeveloped	158,294	68,154	35,176	20,599	13,109	10.63
Total Proved	189,554	98,767	62,599	45,106	35,180	14.28
Probable	135,037	39,441	18,178	11,229	8,003	8.78
Total Proved Plus Probable	324,591	138,208	80,776	56,336	43,183	12.52

China
Proved
Developed Producing	3,044	2,762	2,527	2,329	2,160	50.02
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—
Total Proved	3,044	2,762	2,527	2,329	2,160	50.02
Probable	890	734	616	524	453	43.27
Total Proved Plus Probable	3,934	3,496	3,143	2,853	2,613	48.53

Indonesia
Proved
Developed Producing	650	576	517	469	429	22.36
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—
Total Proved	650	576	517	469	429	22.36
Probable	214	166	131	106	87	26.34
Total Proved Plus Probable	863	742	648	575	516	23.07

Total Company
Proved
Developed Producing	30,656	30,624	27,824	25,159	22,886	26.22
Developed Non-Producing	4,299	3,327	2,643	2,146	1,774	29.85
Undeveloped	158,294	68,154	35,176	20,599	13,109	10.63
Total Proved	193,248	102,106	65,643	47,904	37,769	14.73
Probable	136,140	40,340	18,925	11,860	8,543	9.06
Total Proved Plus Probable	329,388	142,446	84,568	59,764	46,312	12.92
(1)Unit values have been calculated using Cenovus’s net reserves.

Cenovus Energy Inc. – 2023 Annual Information Form	21

	Discounted at % per year
After Income Taxes (1) ($ millions)	0%	5%	10%	15%	20%
Canada
Proved
Developed Producing	20,670	21,867	20,027	18,117	16,456
Developed Non-Producing	3,324	2,551	2,013	1,624	1,335
Undeveloped	121,683	51,820	26,386	15,204	9,489
Total Proved	145,677	76,238	48,426	34,945	27,280
Probable	103,067	29,900	13,749	8,488	6,047
Total Proved Plus Probable	248,744	106,138	62,174	43,432	33,327

China
Proved
Developed Producing	2,340	2,122	1,940	1,786	1,656
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	2,340	2,122	1,940	1,786	1,656
Probable	674	555	465	395	341
Total Proved Plus Probable	3,014	2,677	2,405	2,182	1,996

Indonesia
Proved
Developed Producing	457	408	369	336	309
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	457	408	369	336	309
Probable	130	101	80	65	53
Total Proved Plus Probable	587	509	449	401	362

Total Company
Developed Producing	23,467	24,397	22,336	20,239	18,421
Developed Non-Producing	3,324	2,551	2,013	1,624	1,335
Undeveloped	121,683	51,820	26,386	15,204	9,489
Total Proved	148,475	78,768	50,734	37,067	29,245
Probable	103,870	30,555	14,293	8,947	6,441
Total Proved Plus Probable	252,345	109,324	65,027	46,014	35,686
(1)Values are calculated by considering existing tax pools and tax circumstances for Cenovus in the consolidated evaluation of Cenovus’s oil and gas properties and taking into account current tax regulations. Values do not represent an estimate of the value at the legal entity level, which may be significantly different. For information about existing tax pools, please see Cenovus’s consolidated financial statements for the year ended December 31, 2023.

Cenovus Energy Inc. – 2023 Annual Information Form	22

Total Undiscounted Future Net Revenue as at December 31, 2023

($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs (1)	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Total Proved	476,182	119,705	110,143	45,085	11,694	189,554	43,877	145,677
Total Proved Plus Probable	790,920	204,022	173,890	75,173	13,244	324,591	75,847	248,744

China
Total Proved	4,126	222	621	168	70	3,044	704	2,340
Total Proved Plus Probable	5,238	282	783	168	71	3,934	920	3,014

Indonesia
Total Proved	2,184	713	789	2	31	650	193	457
Total Proved Plus Probable	2,829	1,026	907	2	31	863	276	587

Total Company
Total Proved	482,491	120,640	111,553	45,255	11,795	193,248	44,773	148,475
Total Proved Plus Probable	798,987	205,330	175,579	75,343	13,346	329,388	77,043	252,345
(1)Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.
Future Net Revenue by Product Type as at December 31, 2023

Reserves Category	Product Types	Future Net Revenue Before Income Taxes Discounted at 10% per Year ($ millions)	Unit Value Discounted at 10% per Year (1) ($/BOE)
Total Proved	Bitumen	61,276	15.11
	Light and Medium Oil (2)	391	4.96
	Conventional Natural Gas (3)	3,976	12.28
	Total	65,643	14.73
Total Proved Plus	Bitumen	75,386	12.90
Probable	Light and Medium Oil (2)	3,348	16.56
	Conventional Natural Gas (3)	5,835	11.66
	Total	84,568	12.92
(1)Unit values have been calculated using Cenovus’s net reserves.
(2)Includes solution gas and other byproducts, which includes NGLs.
(3)Includes other byproducts, which includes NGLs, but excludes solution gas.

Cenovus Energy Inc. – 2023 Annual Information Form	23

Future Development Costs
The following table outlines undiscounted future development costs deducted in the estimation of FNR, by reserves category:

($ millions)	2024	2025	2026	2027	2028	Remainder	Total
Canada
Total Proved	2,970	1,972	1,830	1,648	1,536	35,128	45,085
Total Proved Plus Probable	3,472	2,668	2,131	2,052	1,816	63,034	75,173

China
Total Proved	33	53	60	5	5	11	168
Total Proved Plus Probable	33	53	60	5	5	11	168

Indonesia
Total Proved	2	—	—	—	—	—	2
Total Proved Plus Probable	2	—	—	—	—	—	2

Total Company
Total Proved	3,005	2,025	1,890	1,653	1,542	35,139	45,255
Total Proved Plus Probable	3,507	2,721	2,191	2,057	1,821	63,045	75,343
Cenovus believes that existing cash and cash equivalents balances, internally generated cash flows, existing credit facilities, management of its asset portfolio and access to capital markets will be sufficient to fund the Company’s future development costs. However, there can be no guarantee that the necessary funds will be available or that Cenovus will allocate funding to develop all of its reserves. Failure to develop those reserves would have a negative impact on the Company’s FNR.
The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. Cenovus does not believe that interest or other funding costs would make development of any property uneconomic.

Cenovus Energy Inc. – 2023 Annual Information Form	24

Reserves Reconciliation as at December 31, 2023

Gross Reserves, Total Proved	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
As at December 31, 2022	5,592	42	66	1,680	5,980
Extensions and Improved Recovery	110	3	5	159	144
Discoveries	—	—	—	—	—
Technical Revisions	(84)	(2)	(2)	2	(88)
Economic Factors	1	—	—	(9)	(1)
Acquisitions	9	—	—	1	9
Dispositions	—	—	—	(3)	(1)
Production (1)	(217)	(5)	(8)	(208)	(264)
As at December 31, 2023	5,411	38	60	1,622	5,779

China
As at December 31, 2022	—	—	12	331	67
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	1	—	1
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(3)	(70)	(15)
As at December 31, 2023	—	—	10	262	53

Indonesia
As at December 31, 2022	—	—	4	183	35
Extensions and Improved Recovery	—	—	—	14	2
Discoveries	—	—	—	—	—
Technical Revisions	—	—	1	9	2
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(1)	(28)	(5)
As at December 31, 2023	—	—	4	178	33

Total Company
As at December 31, 2022	5,592	42	82	2,194	6,082
Extensions and Improved Recovery	110	3	5	173	146
Discoveries	—	—	—	—	—
Technical Revisions	(84)	(2)	(1)	11	(85)
Economic Factors	1	—	—	(9)	(1)
Acquisitions	9	—	—	1	9
Dispositions	—	—	—	(3)	(1)
Production (1)	(217)	(5)	(12)	(305)	(284)
As at December 31, 2023	5,411	38	74	2,062	5,866

Cenovus Energy Inc. – 2023 Annual Information Form	25

Gross Reserves, Probable	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
As at December 31, 2022	2,448	129	35	897	2,762
Extensions and Improved Recovery	46	4	3	91	68
Discoveries	—	—	—	—	—
Technical Revisions	(36)	(7)	(1)	(10)	(46)
Economic Factors	—	—	—	(2)	—
Acquisitions	29	—	—	—	29
Dispositions	—	—	—	(1)	—
Production (1)	—	—	—	—	—
As at December 31, 2023	2,487	125	36	975	2,812

China
As at December 31, 2022	—	—	2	65	13
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	12	2
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	—	—
As at December 31, 2023	—	—	2	76	15

Indonesia
As at December 31, 2022	—	—	2	67	12
Extensions and Improved Recovery	—	—	—	(14)	(2)
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	(5)	(1)
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	—	—
As at December 31, 2023	—	—	1	49	9

Total Company
As at December 31, 2022	2,448	129	39	1,029	2,787
Extensions and Improved Recovery	46	4	3	78	65
Discoveries	—	—	—	—	—
Technical Revisions	(36)	(7)	(1)	(3)	(44)
Economic Factors	—	—	—	(3)	—
Acquisitions	29	—	—	—	29
Dispositions	—	—	—	(1)	—
Production (1)	—	—	—	—	—
As at December 31, 2023	2,487	125	40	1,100	2,836

Cenovus Energy Inc. – 2023 Annual Information Form	26

Gross Reserves, Total Proved Plus Probable	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
As at December 31, 2022	8,040	171	101	2,577	8,742
Extensions and Improved Recovery	157	6	7	250	212
Discoveries	—	—	—	—	—
Technical Revisions	(120)	(9)	(3)	(8)	(134)
Economic Factors	1	—	—	(11)	(1)
Acquisitions	38	—	—	1	38
Dispositions	—	—	—	(4)	(1)
Production (1)	(217)	(5)	(8)	(208)	(264)
As at December 31, 2023	7,899	163	96	2,598	8,591

China
As at December 31, 2022	—	—	14	396	80
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	1	11	3
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(3)	(70)	(15)
As at December 31, 2023	—	—	12	337	68

Indonesia
As at December 31, 2022	—	—	6	250	47
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	4	1
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(1)	(28)	(5)
As at December 31, 2023	—	—	5	226	43

Total Company
As at December 31, 2022	8,040	171	121	3,223	8,869
Extensions and Improved Recovery	157	6	7	250	212
Discoveries	—	—	—	—	—
Technical Revisions	(120)	(9)	(2)	8	(130)
Economic Factors	1	—	—	(11)	(1)
Acquisitions	38	—	—	1	38
Dispositions	—	—	—	(4)	(1)
Production (1)	(217)	(5)	(12)	(305)	(284)
As at December 31, 2023	7,899	163	114	3,162	8,702
(1)Production used for the reserves reconciliation differs from publicly reported production. In accordance with NI 51-101, gross production used for the reserves reconciliation above includes Cenovus’s share of natural gas volumes provided to FCCL for steam generation, but does not include royalty interest production.

Cenovus Energy Inc. – 2023 Annual Information Form	27

Developments in 2023 compared with 2022 include:
•Bitumen gross total proved and gross total proved plus probable reserves decreased by 181 million barrels and 141 million barrels, respectively. The changes were due to current year production and recovery factor adjustments at Christina Lake and Foster Creek, partially offset by additions from regulatory approvals at Foster Creek and Lloydminster thermal, updates to the Sunrise development plan, an acquisition in the Oil Sands segment and improved recovery performance at Lloydminster thermal.
•Light and medium oil gross total proved and gross total proved plus probable reserves decreased by 4 million barrels and 8 million barrels, respectively. The changes were due to current year production and technical revisions, partially offset by additions from updates to the Atlantic region and Conventional segment development plans.
•NGLs gross total proved and gross total proved plus probable reserves decreased by 8 million barrels and 7 million barrels, respectively. The changes were due to current year production, partially offset by additions from updates to the Conventional segment development plans.
•Conventional natural gas gross total proved and gross total proved plus probable reserves decreased by 132 billion cubic feet and 61 billion cubic feet, respectively. The changes were due to current year production, partially offset by updates to the Conventional segment development plans and updates to gas contracts in Asia Pacific.
Undeveloped Reserves
Proved and probable undeveloped reserves have been estimated by the IQREs in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”). Undeveloped reserves are scheduled to be produced within the next 50 years.
The undeveloped tables presented here reflect Cenovus’s gross reserves and the product type groups reported above.
Proved Undeveloped (Gross Reserves)

	Bitumen (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2021	694	4,490	23	23	5	9	278	356	768	4,582
2022	313	4,442	2	4	3	13	158	382	344	4,523
2023	105	4,316	1	5	2	12	64	347	119	4,390

Probable Undeveloped (Gross Reserves)

	Bitumen (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2021	289	1,692	139	140	6	16	267	440	478	1,922
2022	633	2,281	1	116	4	19	186	513	669	2,502
2023	84	2,320	4	119	4	21	106	561	109	2,553

Cenovus Energy Inc. – 2023 Annual Information Form	28

Development of Proved and Probable Undeveloped Reserves
Bitumen
Cenovus’s bitumen reserves are entirely within the Oil Sands segment. Gross proved undeveloped bitumen reserves of 4,316 million barrels account for approximately 80 percent of the Company’s total gross proved bitumen reserves. Of Cenovus’s 2,487 million barrels of gross probable bitumen reserves, 2,320 million barrels, or approximately 93 percent, are undeveloped. Based on the evaluation of these reserves, Cenovus anticipates that the reserves will be recovered using SAGD, except for the heavy crude oil, which is not material.
Typical SAGD project development involves the initial installation of a steam generation facility, at a cost much greater than drilling a production/injection well pair, and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.
Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to demonstrate, with a high degree of certainty, the presence of bitumen in commercially recoverable volumes. McDaniel’s standard for sufficient drilling in a fluvial SAGD formation is a minimum of eight stratigraphic wells per section with 3D seismic or 16 stratigraphic wells per section with no seismic. Additionally, operator funding approvals must be in place, a reasonable development timetable must be established and all requisite legal and regulatory approvals must have been obtained. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam generation facility has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.
Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. McDaniel’s standard for probable reserves is a minimum of four stratigraphic wells per section. Reserves will be classified by McDaniel as probable if the number of stratigraphic wells drilled falls between their proved reserves and probable reserves requirements. In Alberta, if the reserves are located outside of an approved development plan area, but within an approved project area, they will be classified as probable reserves as long as they exceed the minimum stratigraphic well requirement. If reserves lie outside an approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.
Development of the Christina Lake, Foster Creek, Lloydminster thermal and Sunrise proved and probable undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam capacity when existing well pairs reach the end of their steam injection phase. Development and capital spending on the proved and probable undeveloped reserves at Narrows Lake continues with the tieback into the Christina Lake plant. First steam is expected in 2025. The forecasted production of Cenovus’s proved and proved plus probable SAGD bitumen reserves, extends approximately 43 years and 50 years, respectively. Production of the current proved developed portion is estimated to take approximately 22 years.
Light and Medium Oil, NGLs and Conventional Natural Gas
Cenovus’s Conventional segment gross proved undeveloped and gross proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent and two percent, respectively, of the Company’s gross total proved and gross total proved plus probable reserves. Cenovus plans to develop the Conventional segment’s proved and proved plus probable undeveloped reserves over the next five years and 10 years, respectively. Decisions on the priority and timing of developing the various proved and probable undeveloped reserves, including decisions to defer development of proved and probable undeveloped reserves beyond two years, are based on various factors including strategic considerations, changing economic conditions, changes to government regulations including the setting of production limits, technical performance, development plan optimization, facility capacity, pipeline constraints, and the size of the development program. The development opportunities have been pursued at a pace dependent on capital availability and its allocation in accordance with Cenovus’s business plans.
Cenovus’s Offshore segment gross proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent of the Company’s gross total proved plus probable reserves. The probable undeveloped reserves attributed to the West White Rose project are currently scheduled to be on stream in 2026.
Significant Factors or Uncertainties Affecting Reserves Data
The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, economic conditions, regulatory changes, and historical performance. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting Cenovus’s reserves data, see the section entitled Risk Management and Risk Factors in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Cenovus Energy Inc. – 2023 Annual Information Form	29

Other Oil and Gas Information
Oil and Gas Properties and Wells
The following tables summarizes producing and non-producing wells in which Cenovus has a working interest, as at December 31, 2023:
Producing Wells

	Crude Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (1)	3,380	3,272	412	393	3,792	3,665
Conventional (2)	706	532	4,036	3,075	4,742	3,607
Offshore – Atlantic (3)	37	17	—	—	37	17
	4,123	3,821	4,448	3,468	8,571	7,289
International
Offshore – China (4)	—	—	17	10	17	10
Offshore – Indonesia (5)	—	—	13	5	13	5
	—	—	30	15	30	15
Total	4,123	3,821	4,478	3,483	8,601	7,304
(1)Includes 2,230 gross producing wells (2,136 net producing wells) located in Alberta and 1,562 gross producing wells (1,529 net producing wells) located in Saskatchewan.
(2)Includes 4,256 gross producing wells (3,203 net producing wells) located in Alberta and 486 gross producing wells (404 net producing wells) located in British Columbia.
(3)All producing Offshore – Atlantic wells are located in Newfoundland and Labrador.
(4)All producing Offshore – China wells are located in South China Sea.
(5)All producing Offshore – Indonesia wells are located in the Madura Strait BD, MDA, MBH and MAC fields.
Non-Producing Wells (1)

	Crude Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (2)	6,029	5,761	668	606	6,697	6,367
Conventional (3)	548	424	1,365	1,069	1,913	1,493
Offshore – Atlantic (4)	4	2	—	—	4	2
	6,581	6,187	2,033	1,675	8,614	7,862
International
Offshore – China	—	—	—	—	—	—
Offshore – Indonesia (5)	—	—	1	—	1	—
	—	—	1	—	1	—
Total	6,581	6,187	2,034	1,675	8,615	7,862
(1)Non-producing wells include wells that are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells or wells that have been abandoned.
(2)Includes 1,841 gross non-producing wells (1,698 net non-producing wells) located in Alberta and 4,856 gross non-producing wells (4,669 net non-producing wells) located in Saskatchewan.
(3)Includes 1,844 gross non-producing wells (1,445 net non-producing wells) located in Alberta; 59 gross non-producing wells (39 net non-producing wells) located in British Columbia; 10 gross non-producing wells (nine net non-producing wells) located in Saskatchewan.
(4)All non-producing Offshore – Atlantic wells are located in Newfoundland and Labrador.
(5)All non-producing Offshore – Indonesia wells are located in Madura Strait MDA field.

Cenovus Energy Inc. – 2023 Annual Information Form	30

Exploration and Development Activity
The following tables summarize Cenovus’s gross and net interest in wells drilled in 2023:

					Offshore
	Oil Sands (1)		Conventional (1)		Atlantic (1)		China		Indonesia		Total (2)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Crude Oil	397	393	8	6	—	—	—	—	—	—	405	399
Natural Gas	—	—	38	32	—	—	—	—	1	—	39	32
Total	397	393	46	38	—	—	—	—	1	—	444	431
(1)Oil Sands, Conventional and Atlantic consist only of wells located in Canada.
(2)No exploration or service wells were drilled in 2023.
During the year ended December 31, 2023, the Company drilled 144 gross stratigraphic test wells (140 net wells) and 115 gross observation wells (115 net wells) in the Oil Sands segment. No stratigraphic test wells were drilled in the Conventional and Offshore segments.
The Company completed one gross development well in the Madura Strait area in 2023.
SAGD well pairs are counted as a single oil producing well in the table above. During the year ended December 31, 2023, 138 gross SAGD well pairs were drilled (138 net well pairs).
For all types of wells except stratigraphic test and observation wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test and observation wells, the calculation is based on the number of bottomhole locations.
Development activities were focused on sustaining bitumen production at Foster Creek, Christina Lake, Sunrise and Lloydminster thermal, and the production and de-risking resource potential of the Conventional properties.
Properties With No Attributed Reserves
The following table summarizes Cenovus’s unproved acreage as at December 31, 2023:

(thousands of acres)	Gross	Net

Canada	8,721	7,260
China	1,925	1,441
Indonesia	1,384	554
Total	12,030	9,255
For lands in which Cenovus holds multiple leases under the same surface area, both gross areas and net areas have been counted for each lease.
Cenovus has rights to explore, develop, and exploit approximately 312,018 unproved net acres in Canada that could potentially expire by December 31, 2024, which relate entirely to Crown and freehold properties. There are no other expiries for China or Indonesia, except for Block DW-1 in Taiwan Area offshore.
The Company and CPC Corporation, through a joint agreement, have rights to an exploration block covering approximately 7,700 square kilometres located southwest of the Taiwan Area offshore. The three-dimensional seismic period expires on December 17, 2024. See Description of the Business Offshore section in this AIF for further details.
The Company has a liability of approximately $9 million related to exploration licenses in the Atlantic region. The Company has commitments totaling approximately $33 million related to exploration to be completed in China on timelines to be agreed with CNOOC. The Company has commitments totaling approximately $8 million related to Liman PSC in Indonesia.
Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. The Company regularly reviews the economic viability of these unproved properties on the basis of product pricing, capital availability and level of related infrastructure development. From this process, some properties are selected for future development activity while others are retained as inactive, sold, swapped or relinquished back to the mineral rights owner.

Cenovus Energy Inc. – 2023 Annual Information Form	31

Additional Information Concerning Abandonment and Reclamation Costs
The estimated total future abandonment and reclamation costs for surface and subsea existing wells, facilities, and infrastructure is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Cenovus’s working interest and the estimated timing of the costs to be incurred in future periods. Cenovus has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.
Cenovus has estimated undiscounted and uninflated future abandonment and reclamation costs for its existing upstream assets of approximately $6.5 billion (approximately $2.8 billion, discounted at 10 percent) at December 31, 2023, of which the Company expects to pay $0.8 billion in the next three years.
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2023, $211 million (December 31, 2022 – $209 million), was deposited in restricted accounts in the consolidated financial statements.
Of the undiscounted future abandonment and reclamation costs to be incurred over the life of Cenovus’s total proved reserves, approximately $11.8 billion has been deducted in estimating the FNR, which represents the Company’s total existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
Tax Outlook
Consistent with 2024 guidance dated December 13, 2023, and available on the Company’s website at cenovus.com, the Company expects to pay cash taxes of $1.3 billion to $1.6 billion in 2024. This estimate could vary significantly if underlying assumptions change with respect to commodity prices, capital spending levels, and acquisition and disposition transactions.
Costs Incurred

($ millions)	Canada	China	Indonesia (1)	2023
Acquisitions
Unproved	31	—	—	31
Proved	11	—	—	11
Total Acquisitions	42	—	—	42
Exploration Costs	80	4	—	84
Development Costs	3,389	3	14	3,406
Total Costs Incurred	3,511	7	14	3,532

($ millions)	Canada	China	Indonesia (1)	2022
Acquisitions
Unproved	—	—	—	—
Proved	1,621	—	—	1,621
Total Acquisitions	1,621	—	—	1,621
Exploration Costs	34	3	—	37
Development Costs	2,404	4	74	2,482
Total Costs Incurred	4,059	7	74	4,140
(1)Includes Cenovus’s 40 percent interest in HCML.
Forward Contracts
Cenovus may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. The Company may also enter into arrangements, such as renewable power contracts or power swaps, to manage exposure to future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions. A description of such instruments is provided in the notes to the Company’s consolidated financial statements for the year ended December 31, 2023.

Cenovus Energy Inc. – 2023 Annual Information Form	32

Production Estimates
The following table summarizes the 2024 estimated gross production of Cenovus’s gross reserves for all properties held on December 31, 2023, using forecast prices and costs, which will be produced in Canada, China and Indonesia. These estimates assume certain activities take place, such as the development of undeveloped reserves, and that there are no divestitures.

	Total Proved	Total Proved Plus Probable
Canada
Bitumen (Mbbls/d) (1)	570.1	601.1
Light and Medium Oil (Mbbls/d)	17.7	18.6
NGLs (Mbbls/d)	19.8	21.4
Conventional Natural Gas (MMcf/d)	530.7	576.4
Total (MBOE/d)	696.0	737.1

China
NGLs (Mbbls/d)	7.6	8.3
Conventional Natural Gas (MMcf/d)	184.5	202.8
Total (MBOE/d)	38.4	42.1

Indonesia
NGLs (Mbbls/d)	2.3	2.5
Conventional Natural Gas (MMcf/d)	95.7	100.0
Total (MBOE/d)	18.2	19.1

Total Company
Bitumen (Mbbls/d) (1)	570.1	601.1
Light and Medium Oil (Mbbls/d)	17.7	18.6
NGLs (Mbbls/d)	29.6	32.2
Conventional Natural Gas (MMcf/d)	810.9	879.1
Total (MBOE/d)	752.6	798.4
(1)Includes Foster Creek production of 183.2 thousand barrels per day for total proved and 194.1 thousand barrels per day for total proved plus probable and Christina Lake production of 232.0 thousand barrels per day for total proved and 234.3 thousand barrels per day for total proved plus probable.

Cenovus Energy Inc. – 2023 Annual Information Form	33

Production History and Per-Unit Results

	2023	Q4	Q3	Q2	Q1
Canada
Bitumen
Foster Creek	186.3	198.8	189.3	167.0	190.0
Christina Lake	237.4	239.6	237.6	234.9	237.2
Sunrise	48.9	50.1	54.5	46.5	44.5
Lloydminster Thermal	104.1	106.6	104.6	106.2	99.0
Lloydminster Conventional Heavy Oil	16.7	17.5	15.6	17.0	16.8
Total Bitumen (Mbbls/d)	593.4	612.6	601.6	571.6	587.5
Light and Medium Oil (Mbbls/d)	14.1	15.8	15.2	10.1	15.3
NGLs (Mbbls/d)	21.7	22.8	23.9	18.0	22.0
Conventional Natural Gas (MMcf/d)	566.0	581.9	592.7	504.3	584.9
Total (MBOE/d)	723.5	748.1	739.5	683.7	722.3

China
NGLs (Mbbls/d)	8.8	9.5	10.0	6.2	9.5
Conventional Natural Gas (MMcf/d)	190.6	207.8	202.7	150.3	201.5
Total (MBOE/d)	40.5	44.2	43.8	31.2	43.0

Indonesia
NGLs (Mbbls/d)	2.0	1.9	1.7	2.5	1.9
Conventional Natural Gas (MMcf/d)	76.0	86.6	72.0	74.8	70.6
Total (MBOE/d)	14.7	16.3	13.7	15.0	13.7

Total Company
Bitumen (Mbbls/d)	593.4	612.6	601.6	571.6	587.5
Light and Medium Oil (Mbbls/d)	14.1	15.8	15.2	10.1	15.3
NGLs (Mbbls/d)	32.5	34.2	35.6	26.7	33.4
Conventional Natural Gas (MMcf/d)	832.6	876.3	867.4	729.4	857.0
Total (MBOE/d)	778.7	808.6	797.0	729.9	779.0
Netbacks
Netback per BOE is a non-GAAP ratio. Netback is a non-GAAP financial measure commonly used in the oil and gas industry to assist in measuring operating performance. Our Netback calculation is aligned with the definition found in the COGE Handbook. Netbacks per BOE reflect our margin on a per-barrel of oil equivalent basis. Netback is defined as gross sales less royalties, transportation and blending and operating expenses, and Netback per BOE is divided by sales volumes. Netbacks do not reflect non-cash write-downs or reversals of product inventory until it is realized when the product is sold, and exclude risk management activities. The sales price, transportation and blending expense, and sales volumes exclude the impact of purchased condensate. Condensate is blended with crude oil to transport it to market.
This measure has been described and presented in this AIF in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations, and to comply with the requirements of NI 51-101. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on these measures, readers should refer to the section entitled Specified Financial Measures Advisory located in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Cenovus Energy Inc. – 2023 Annual Information Form	34

Canada	2023	Q4	Q3	Q2	Q1
Foster Creek Bitumen ($/bbl)
Sales Price	78.18	74.06	98.93	75.41	62.45
Royalties	16.61	19.89	20.65	13.71	11.44
Transportation and Blending	11.98	11.33	10.55	12.80	13.45
Operating Expenses	11.44	9.82	10.91	12.21	12.99
Netback	38.15	33.02	56.82	36.69	24.57

Christina Lake Bitumen ($/bbl)
Sales Price	68.38	65.95	91.72	66.39	49.83
Royalties	18.19	16.67	28.55	14.91	12.76
Transportation and Blending	6.69	7.36	5.76	5.91	7.70
Operating Expenses	8.52	7.59	9.32	8.09	9.11
Netback	34.98	34.33	48.09	37.48	20.26

Sunrise Bitumen ($/bbl)
Sales Price	75.23	76.55	96.67	70.93	50.44
Royalties	4.28	6.81	4.69	3.15	1.78
Transportation and Blending	12.47	12.41	12.29	12.58	12.67
Operating Expenses	17.02	13.92	15.94	17.38	22.03
Netback	41.46	43.41	63.75	37.82	13.96

Total Bitumen ($/bbl)
Sales Price	73.13	70.07	94.53	71.18	55.72
Royalties	14.20	15.03	19.70	11.78	9.94
Transportation and Blending	8.19	8.25	7.42	8.06	9.09
Operating Expenses	12.52	10.95	12.55	12.70	14.01
Netback	38.22	35.84	54.86	38.64	22.68

Light and Medium Oil ($/bbl)
Sales Price	109.03	113.62	106.85	116.67	104.35
Royalties	9.63	7.95	9.79	15.94	9.77
Transportation and Blending	5.91	6.17	3.20	21.10	4.13
Operating Expenses	47.08	40.13	42.03	97.36	46.19
Netback (1)	46.41	59.37	51.83	(17.73)	44.26

Conventional Natural Gas (2) ($/Mcf)
Sales Price	3.90	3.32	3.06	2.63	6.45
Royalties	0.08	0.12	0.12	(0.28)	0.32
Transportation and Blending	0.47	0.55	0.42	0.41	0.51
Operating Expenses	2.19	2.06	2.07	2.45	2.21
Netback	1.16	0.59	0.45	0.05	3.41

NGLs ($/bbl)
Sales Price	48.25	50.25	47.74	46.59	48.05
Royalties	7.68	4.88	4.79	8.23	13.39
Transportation and Blending	8.49	9.34	8.00	9.53	7.27
Operating Expenses	12.98	12.31	12.36	14.54	13.09
Netback	19.10	23.72	22.59	14.29	14.30
(1)During the three months ended June 30, 2023, there were no sales volumes in the Atlantic.
(2)Includes natural gas volumes used for internal consumption by the Oil Sands segment.

Cenovus Energy Inc. – 2023 Annual Information Form	35

China	2023	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	12.95	13.04	12.49	12.92	13.36
Royalties	0.70	0.71	0.66	0.68	0.72
Transportation and Blending	—	—	—	—	—
Operating Expenses	1.26	1.21	1.08	1.99	0.93
Netback	10.99	11.12	10.75	10.25	11.71

NGLs ($/bbl)
Sales Price	98.11	109.31	99.72	82.24	95.39
Royalties	11.13	18.59	13.14	4.71	5.54
Transportation and Blending	—	—	—	—	—
Operating Expenses	7.38	7.23	6.50	11.69	5.62
Netback	79.60	83.49	80.08	65.84	84.23

Indonesia	2023	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	8.60	8.64	8.44	8.55	8.78
Royalties	1.16	0.83	0.82	1.07	2.00
Transportation and Blending	—	—	—	—	—
Operating Expenses	1.78	1.81	1.93	1.52	1.87
Netback	5.66	6.00	5.69	5.96	4.91

NGLs ($/bbl)
Sales Price	106.87	124.02	115.17	91.66	101.79
Royalties	56.84	64.60	58.53	49.17	57.48
Transportation and Blending	—	—	—	—	—
Operating Expenses	11.17	10.87	12.15	8.25	14.52
Netback	38.86	48.55	44.49	34.24	29.79

Cenovus Energy Inc. – 2023 Annual Information Form	36

Total Company	2023	Q4	Q3	Q2	Q1
Bitumen ($/bbl)
Sales Price	73.13	70.07	94.53	71.18	55.72
Royalties	14.20	15.03	19.70	11.78	9.94
Transportation and Blending	8.19	8.25	7.42	8.06	9.09
Operating Expenses	12.52	10.95	12.55	12.70	14.01
Netback	38.22	35.84	54.86	38.64	22.68

Light and Medium Oil ($/bbl)
Sales Price	109.03	113.62	106.85	116.67	104.35
Royalties	9.63	7.95	9.79	15.94	9.77
Transportation and Blending	5.91	6.17	3.20	21.10	4.13
Operating Expenses	47.08	40.13	42.03	97.36	46.19
Netback (1)	46.41	59.37	51.83	(17.73)	44.26

Conventional Natural Gas (2) ($/Mcf)
Sales Price	6.42	6.18	5.73	5.37	8.27
Royalties	0.32	0.33	0.31	0.06	0.55
Transportation and Blending	0.32	0.36	0.29	0.28	0.35
Operating Expenses	1.94	1.83	1.83	2.26	1.88
Netback	3.84	3.66	3.30	2.77	5.49

NGLs ($/bbl)
Sales Price	65.38	70.76	65.61	59.12	64.54
Royalties	11.65	12.04	9.71	11.27	13.66
Transportation and Blending	5.66	6.23	5.36	6.42	4.79
Operating Expenses	11.35	10.82	10.70	13.28	11.05
Netback	36.72	41.67	39.84	28.15	35.04
(1)During the three months ended June 30, 2023, there were no sales volumes in the Atlantic.
(2)Includes natural gas volumes used for internal consumption by the Oil Sands segment.

Cenovus Energy Inc. – 2023 Annual Information Form	37

DIVIDENDS
The declaration of dividends on common shares (base and variable) and preferred shares is at the sole discretion of the Board and is considered quarterly. The Board has the ability to declare common share dividends in common shares, cash or other property. If a dividend is not paid in full on any preferred shares on any dividend payment date, then a common share dividend restriction shall apply. The preferred share dividends are cumulative.
On February 14, 2024, the Company’s Board declared a first quarter base dividend of $0.140 per common share, payable on March 28, 2024, to common shareholders of record as at March 15, 2024.
On February 14, 2024, the Company’s Board declared first quarter dividends for Cenovus’s preferred shares, payable on April 1, 2024, in the amount of $9 million, to preferred shareholders of record as at March 15, 2024.
Cenovus declared and paid the following dividends on common shares over the last three years ended December 31:

($ per share)	2023	2022	2021
Base Dividends	0.525	0.350	0.088
Variable Dividends	—	0.114	—
Cenovus declared the following dividends on the first preferred shares over the last three years ended December 31:

($ per share)	2023 (1)	2022 (2)	2021
Series 1 First Preferred Shares	0.644	0.644	0.633
Series 2 First Preferred Shares	1.584	0.781	0.462
Series 3 First Preferred Shares	1.172	1.172	1.172
Series 5 First Preferred Shares	1.148	1.148	1.148
Series 7 First Preferred Shares	0.984	0.984	0.984
(1)The preferred shares dividends declared on November 1, 2023, were paid on January 2, 2024.
(2)The preferred shares dividends declared on November 1, 2022, were paid on January 3, 2023.
For additional information, readers should also refer to the section entitled Risk Management and Risk Factors and in particular the section entitled Risk Management and Risk Factors - Dividend Payment and Purchase of Securities in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

DESCRIPTION OF CAPITAL STRUCTURE
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board prior to issuance and subject to the Company’s articles. Cenovus has series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.
As at December 31, 2023, the Company had the following common shares, Cenovus Warrants and first preferred shares outstanding:

Units Outstanding (thousands)
Common Shares	1,871,868
Cenovus Warrants	7,625
Series 1 First Preferred Shares	10,740
Series 2 First Preferred Shares	1,260
Series 3 First Preferred Shares	10,000
Series 5 First Preferred Shares	8,000
Series 7 First Preferred Shares	6,000

Cenovus Energy Inc. – 2023 Annual Information Form	38

Common Shares
The holders of common shares are entitled to (i) receive dividends if, as and when declared by Cenovus’s Board, (ii) receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders, and (iii) participate in any distribution of the Company’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.
Normal Course Issuer Bid
On November 7, 2023, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 133.2 million common shares from November 9, 2023, to November 8, 2024.
For the year ended December 31, 2023, the Company purchased and cancelled 43.6 million common shares (December 31, 2022 – 112.5 million) through the NCIB. The shares were purchased at a volume weighted average price of $24.32 per common share (December 31, 2022 – $22.49) for a total of $1.1 billion (December 31, 2022 – $2.5 billion).
From January 1, 2024, to February 12, 2024, the Company purchased an additional 4.3 million common shares for $92 million. As at February 12, 2024, the Company can further purchase up to 118.3 million common shares under the NCIB.
Preferred Shares
Cenovus may issue preferred shares in one or more series. Cenovus’s Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of preferred shares are not entitled to vote at any meeting of shareholders but may be entitled to vote if the Company fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. The aggregate number of preferred shares issued by the Company may not exceed 20 percent of the aggregate number of the then-outstanding common shares.

As at December 31, 2023	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.77	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1)The floating-rate dividend was 5.86 percent from December 31, 2022, to March 30, 2023 (December 31, 2021, to March 30, 2022 – 1.86 percent); 6.29 percent from March 31, 2023, to June 29, 2023 (March 31, 2022, to June 29, 2022 – 2.35 percent); 6.29 percent from June 30, 2023, to September 29, 2023 (June 30, 2022, to September 29, 2022 – 3.21 percent) and 6.89 percent from September 30, 2023, to December 30, 2023 (September 30, 2022, to December 30, 2022 – 5.05 percent).
Every five years, subject to certain conditions, the holders of first preferred shares will have the right, at their option, to convert their shares into a specified series of first preferred shares. On March 31, 2026, and on March 31 every five years thereafter, holders of series 1 and series 2 first preferred shares will have such option to convert their shares into the other series. On December 31, 2024, and on December 31 every five years thereafter, holders of series 3 and series 4 first preferred shares will have such option to convert their shares into the other series. On March 31, 2025, and on March 31 every five years thereafter, holders of series 5 and series 6 first preferred shares will have such option to convert their shares into the other series. On June 30, 2025, and on June 30 every five years thereafter, holders of series 7 and series 8 first preferred shares will have such option to convert their shares into the other series.
Each series of outstanding first preferred shares are entitled to receive a cumulative quarterly dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board of Directors. For the series 1, series 3, series 5 and series 7 first preferred shares, such dividend rate resets every five years at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent (series 1), 3.13 percent (series 3), 3.57 percent (series 5) and 3.52 percent (series 7). For the series 2, series 4, series 6 and series 8 first preferred shares, such dividend rate resets every quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent (series 2), 3.13 percent (series 4), 3.57 percent (series 6) and 3.52 percent (series 8).

Cenovus Energy Inc. – 2023 Annual Information Form	39

Every five years, subject to certain conditions, on the applicable conversion date Cenovus may, at its option, redeem all or any number of the then-outstanding series of first preferred shares by payment of an amount in cash for each share to be redeemed equal to $25.00. In addition, subject to certain conditions, on any other date Cenovus may, at its option, redeem all or any number of the then-outstanding series 2, series 4, series 6 and series 8 first preferred shares, by payment of an amount in cash for each share to be redeemed equal to $25.50. In each case, such payment shall also include all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2023.
Cenovus Warrants
The Cenovus Warrants were created and issued pursuant to the terms of the warrant indenture dated January 1, 2021 (the “Warrant Indenture”) between Cenovus and Computershare Trust Company of Canada, as warrant agent.
Each whole Cenovus Warrant is exercisable for one common share at any time up to 4:30 pm (MST) on January 1, 2026, with an exercise price of $6.54 per common share, subject to adjustment in accordance with the terms of the Warrant Indenture. Cenovus Warrants do not have voting or any other rights of common shares. A copy of the Warrant Indenture is filed and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
On June 14, 2023, Cenovus purchased and cancelled 45.5 million Cenovus Warrants. The price for each Cenovus Warrant purchased represented a price of $22.18 per common share, less the warrant exercise price of $6.54 per common share, for a total of $711 million. The purchased warrants were paid in full by December 31, 2023.
Shareholder Rights Plan
Cenovus has a shareholder rights plan (the “Shareholder Rights Plan”) which was adopted in 2009 and creates a right that attaches to each issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Cenovus’s common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by Cenovus’s Board) and before certain expiration times, to acquire common shares at 50 percent of the market price at the time of exercise. In connection with the Arrangement, the Company’s shareholders approved certain amendments to the Shareholder Rights Plan to ensure that an acquisition by any person of common shares or of rights to acquire common shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Arrangement Pre-Emptive Rights Agreement (as defined below in the Material Contracts section of this AIF) does not and will not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the Shareholder Rights Plan). The Shareholder Rights Plan was amended and reconfirmed at the 2021 annual meeting of shareholders and must be reconfirmed by the Company’s shareholders every three years. Shareholders will be asked to reconfirm, and if applicable, approve certain amendments to the Shareholder Rights Plan at the 2024 annual meeting of shareholders. If the Shareholder Rights Plan is not reconfirmed by Cenovus shareholders every three years, the Shareholder Rights Plan will terminate. A copy of the Shareholder Rights Plan was filed on SEDAR+ on May 12, 2021, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
Dividend Reinvestment Plan
Cenovus has a dividend reinvestment plan which permits holders of common shares to automatically reinvest all or any portion of the cash dividends paid on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury at the volume weighted average price of the common shares (denominated in the currency in which the common shares trade on the applicable stock exchange) traded on the TSX during the last five trading days preceding the relevant dividend payment date or purchased on the market.
Credit Ratings
The following information relating to Cenovus’s credit ratings is provided as it relates to the Company’s financing costs and liquidity. Specifically, credit ratings affect Cenovus’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus’s debt by the Company’s rating agencies or a negative change in its ratings outlook could adversely affect Cenovus’s cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled Risk Management and Risk Factors in the Company’s annual 2023 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Cenovus Energy Inc. – 2023 Annual Information Form	40

The following table outlines the current ratings and outlooks of Cenovus’s debt and first preferred shares:

	S&P Global Ratings (“S&P”)	Moody’s Investors Service (“Moody’s”)	Morningstar DBRS (“DBRS”)	Fitch Ratings Inc. (“Fitch”)
Senior Unsecured Long-Term Notes	BBB-	Baa2	BBB (high)	BBB
Outlook/Trend	Positive	Positive	Stable	Stable
Series 1 First Preferred Shares	P-3	—	Pfd-3 (high)	—
Series 2 First Preferred Shares	P-3	—	Pfd-3 (high)	—
Series 3 First Preferred Shares	P-3	—	Pfd-3 (high)	—
Series 5 First Preferred Shares	P-3	—	Pfd-3 (high)	—
Series 7 First Preferred Shares	P-3	—	Pfd-3 (high)	—
Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency at any time in the future if, in its judgment, circumstances so warrant.
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB- by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. Ratings from AA to CCC may be modified by the addition of a “+” or a “-”. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term, which is generally up to two years for investment grade and generally up to one year for speculative grade. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable” and “Developing”. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Positive” outlook indicates that a rating may be raised.
S&P’s preferred share ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. The opinion reflects S&P’s view of the issuer’s capacity and willingness to meet its financial commitments as they come due. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. According to S&P’s ratings system, a P-3 rating on the Canadian preferred share rating scale is equivalent to a BB rating on the long-term credit rating scale. A rating of BB by S&P is within the fifth highest of 10 categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 2 indicates that the issue ranks in the mid-range end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable”, and “Developing”. A Positive outlook indicates a higher likelihood of a rating change over the medium term.
DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB (high) by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality, with acceptable capacity for payment of financial obligations. Entities in the BBB (high) category are of adequate credit quality; however, may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The assignment of a “(high)” modifier indicates the rating is in the high end of the category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed by the issuer.

Cenovus Energy Inc. – 2023 Annual Information Form	41

DBRS’s preferred share ratings reflect an opinion on the risk that an issuer will not fulfill its full obligations, with respect to both dividend and principal commitments in respect of preferred shares issued in the Canadian securities market in accordance with the terms under which the relevant preferred shares have been issued. DBRS’s preferred share ratings range from Pfd-1 (highest) to D (lowest). According to DBRS’s ratings system, preferred shares rated Pfd-3 (high) are generally of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Pfd-3 (high) ratings generally correspond with issuers with a BBB category or higher reference point.
Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to BBB (investment grade) and BB to D (speculative grade), which represents the range from highest to lowest quality of such securities rated. The terms "investment grade" and "speculative grade" are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. A rating of BBB is within the fourth highest of 11 categories and indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or ”-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached, or have not been sustained at, a level that would trigger a rating action, but which may do so if such trends continue. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving. A Stable Rating Outlook indicates a low likelihood of rating change over a one- to two-year period.
Throughout the last two years, Cenovus has made payments to each of S&P, Moody’s, DBRS and Fitch related to the rating of the Company’s debt. Additionally, Cenovus has purchased products and services from S&P, Moody’s, DBRS and Fitch over the same time period.

MARKET FOR SECURITIES
All of the outstanding Cenovus common shares are listed and posted for trading on the TSX and the NYSE under the symbol CVE. The following table outlines the share price trading range and volume of shares traded by month in 2023:

	TSX				NYSE
	Price Range ($ per share)			Volume (1) (thousands)	Price Range (US$ per share)			Volume (2) (thousands)
	High	Low	Close		High	Low	Close
January	28.00	24.10	26.58	196,994	21.03	17.80	19.98	136,968
February	26.97	23.73	25.16	192,436	20.21	17.58	18.44	131,897
March	26.47	20.67	23.58	286,440	19.49	14.98	17.46	180,824
April	25.83	21.78	22.74	228,536	19.22	15.98	16.80	175,537
May	23.12	20.31	21.69	191,242	17.01	14.98	15.98	148,969
June	24.19	20.99	22.50	179,636	18.11	15.90	16.98	142,433
July	25.64	22.11	25.08	189,342	19.47	16.55	19.02	141,627
August	27.17	24.60	26.94	209,397	20.08	18.30	19.93	167,266
September	28.62	26.54	28.28	177,079	21.24	19.68	20.82	151,109
October	29.18	26.04	26.42	162,252	21.37	18.93	19.08	160,994
November	27.01	23.43	24.07	216,540	19.74	17.05	17.76	190,591
December	24.42	21.16	22.08	232,377	18.09	15.56	16.65	230,074
(1)As reported by all Canadian marketplaces. Source: Bloomberg.
(2)As reported by all U.S. marketplaces. Source: Bloomberg.
The Cenovus Warrants are listed and trade on the TSX under the symbol CVE.WT and on the NYSE under the symbol CVE.WS and the Series 1 First Preferred Shares, Series 2 First Preferred Shares, Series 3 First Preferred Shares, Series 5 First Preferred Shares and Series 7 First Preferred Shares are listed and trade on the TSX under the symbols CVE.PR.A, CVE.PR.B, CVE.PR.C, CVE.PR.E and CVE.PR.G, respectively.

Cenovus Energy Inc. – 2023 Annual Information Form	42

The share price trading range and volume of the Cenovus Warrants traded on the TSX and the NYSE in 2023 are provided below:

	TSX				NYSE
	Price Range ($ per share)			Volume (1) (thousands)	Price Range (US$ per share)			Volume (2) (thousands)
	High	Low	Close		High	Low	Close
January	21.39	17.77	20.08	394	15.96	13.00	15.08	48
February	20.40	17.64	18.60	292	15.25	13.00	13.60	78
March	19.88	14.50	17.11	442	14.58	10.56	12.42	50
April	19.28	15.33	16.20	413	14.36	11.40	12.07	116
May	16.50	14.20	15.25	214	12.12	10.40	11.01	18
June	17.50	14.69	16.05	185	13.20	11.12	12.20	42
July	19.00	15.69	18.62	240	14.35	12.08	14.12	34
August	20.52	17.26	20.40	426	15.13	13.35	14.03	63
September	22.09	19.62	21.72	374	16.20	14.32	16.05	106
October	22.63	19.63	19.86	248	16.53	14.28	14.36	95
November	20.35	17.00	17.54	185	14.72	12.50	12.88	49
December	18.00	14.75	15.49	208	12.74	10.82	11.75	36
(1)As reported by all Canadian marketplaces. Source: Bloomberg.
(2)As reported by all U.S. marketplaces. Source: Bloomberg.
The share price trading range and volume of the Series 1 First Preferred Shares traded on the TSX in 2023 are provided below:

	Price Range ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	15.81	13.99	15.29	78
February	15.67	14.51	15.07	67
March	15.24	13.29	13.80	132
April	14.82	13.36	14.00	53
May	14.35	12.33	12.60	71
June	13.95	12.60	13.28	56
July	13.46	11.37	12.50	1,233
August	12.49	11.85	12.25	86
September	12.54	11.52	11.83	131
October	12.80	11.55	12.79	120
November	13.57	12.61	13.55	92
December	14.00	13.16	13.94	59
(1)As reported by all Canadian marketplaces. Source: Bloomberg.

The share price trading range and volume of the Series 2 First Preferred Shares traded on the TSX in 2023 are provided below:

	Price Range ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	16.50	15.00	16.40	6
February	16.98	15.62	16.75	5
March	17.00	15.70	15.70	27
April	16.74	15.70	16.50	6
May	16.50	15.35	15.50	16
June	16.00	15.21	15.30	10
July	15.77	14.51	15.05	39
August	15.70	14.75	14.75	15
September	15.20	14.40	15.20	15
October	15.20	14.61	14.61	29
November	15.09	14.52	15.00	46
December	15.10	14.56	14.87	61
(1)As reported by all Canadian marketplaces. Source: Bloomberg.

Cenovus Energy Inc. – 2023 Annual Information Form	43

The share price trading range and volume of the Series 3 First Preferred Shares traded on the TSX in 2023 are provided below:

	Price Range ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	20.95	19.90	20.55	115
February	21.23	20.55	20.83	91
March	21.03	19.10	19.53	79
April	19.90	19.21	19.30	97
May	19.19	17.52	18.00	81
June	19.40	18.00	18.45	46
July	19.39	18.21	18.89	156
August	18.96	17.60	17.80	91
September	19.45	17.71	19.25	154
October	19.45	18.60	19.05	147
November	21.49	18.86	20.99	443
December	22.21	20.95	22.21	128
(1)As reported by all Canadian marketplaces. Source: Bloomberg.
The share price trading range and volume of the Series 5 First Preferred Shares traded on the TSX in 2023 are provided below:

	Price Range ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	22.10	20.52	22.06	50
February	22.15	21.47	21.47	73
March	21.78	19.23	20.08	42
April	21.55	19.85	20.55	48
May	20.59	18.51	19.74	45
June	19.70	18.45	19.19	154
July	20.01	18.80	19.99	104
August	19.97	18.11	18.73	113
September	19.25	18.25	19.25	202
October	19.20	18.15	18.65	119
November	22.08	18.64	22.00	208
December	22.78	21.74	22.72	186
(1)As reported by all Canadian marketplaces. Source: Bloomberg.
The share price trading range and volume of the Series 7 First Preferred Shares traded on the TSX in 2023 are provided below:

	Price Range ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	21.34	20.00	20.85	34
February	21.76	20.85	21.01	86
March	21.50	19.48	19.98	76
April	20.59	19.90	20.00	33
May	20.24	18.39	18.80	82
June	20.00	18.80	18.85	278
July	20.08	18.85	20.00	333
August	20.00	18.31	18.50	111
September	18.81	18.06	18.81	46
October	19.24	17.96	18.58	89
November	21.39	18.56	21.30	166
December	22.25	21.21	22.25	208
(1)As reported by all Canadian marketplaces. Source: Bloomberg.

Cenovus Energy Inc. – 2023 Annual Information Form	44

DIRECTORS AND EXECUTIVE OFFICERS
Directors
The term of each director is from the effective date of their election or appointment until the end of the next annual general meeting or until a successor is duly elected or appointed. The following individuals are the directors of Cenovus:

Name and Residence	Date Elected or Appointed as Director, Independence Status and Committee Membership	Principal Occupation During the Past Five Years

Keith M. Casey San Antonio, Texas United States	April 29, 2020 Independent HRC (1) SSR (2)	Mr. Casey is the Chief Executive Officer of Pin Oak Group, LLC, a private midstream company, since February 2022. Mr. Casey served as Chief Executive Officer of Tatanka Midstream LLC, a private midstream company, from March 2020 to January 2022. Mr. Casey served as Executive Vice-President Commercial and Value Chain, from August 2016 to October 2018; and Executive Vice-President, Operations from May 2014 to August 2016 with Andeavor Corporation, formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company.

Michael J. Crothers Calgary, Alberta Canada	November 1, 2023 Independent Governance HRC (1)	Mr. Crothers is a Director of Keyera Corp., a publicly traded integrated energy infrastructure company, since June 2021. Mr. Crothers served as President and Country Chair for Shell Canada Limited, a public global energy and petrochemical company, from December 2015 to May 2021; and as Vice President Canada Integrated Gas from December 2017 to May 2021. Mr. Crothers also serves as Chair of the Board of Directors of Northern RNA, a private life sciences company, since April 2021, and as a Director of Convrg Innovations Inc., formerly Westgen Technologies, a private clean tech company, since August 2022.

James D. Girgulis Luxembourg Grand-Duchy of Luxembourg	November 1, 2023 Non-Independent Governance	Mr. Girgulis is Managing Director of Hutchison Whampoa Europe Investments S.à r.l., a private investment company, and Managing Director of CK Hutchison Group Telecom Finance S.A., a public limited company, both since January 2023. From April 2022 to January 2023, Mr. Girgulis was Managing Director of CK Hutchison Networks Europe Investments S.à r.l., a private investment company. From April 2021 to March 2022, Mr. Girgulis was Special Advisor to the Executive at Cenovus following Cenovus's combination with Husky in January 2021. Mr. Girgulis was Senior Vice-President, General Counsel & Secretary of Husky, a public integrated energy company, from April 2012 to March 2021.

Jane E. Kinney Toronto, Ontario Canada	April 24, 2019 Independent Audit SSR (2)	Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company, since May 2019; and a director and Chair of Nautilus Indemnity Holdings Limited, a private insurance company, since February and July 2021, respectively. Ms. Kinney was appointed Vice Chair, Leadership Team Member of Deloitte LLP Canada (“Deloitte”), an audit and consulting firm, in June 2010 and served in this role until her retirement in June 2019.

Harold N. Kvisle Calgary, Alberta Canada	April 25, 2018 Independent Governance HRC (1)	Mr. Kvisle is a director, since May 2009, and Chairman, since January 2016, of ARC Resources Ltd., a publicly traded oil and gas company. Mr. Kvisle has been Board Chair, since January 2019, of Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle served as a director of Cona Resources Ltd. (“Cona”), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund.

Eva L. Kwok Vancouver, British Columbia Canada	January 1, 2021 Independent Governance	Mrs. Kwok is Chair, a director and Chief Executive Officer of Amara Holdings Inc., a private investment holding company, since November 2010. Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company, since June 2002; CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company, since September 2004; CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company, since May 2022; and was a director of Husky, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Cenovus Energy Inc. – 2023 Annual Information Form	45

Name and Residence	Date Elected or Appointed as Director, Independence Status and Committee Membership	Principal Occupation During the Past Five Years

Melanie A. Little Alpharetta, Georgia United States	January 1, 2023 Independent HRC (1) SSR (2)	Ms. Little is the President and Chief Executive Officer of Colonial Pipeline Company, a privately owned refined products terminaling and pipeline company, since January 2023. Ms. Little served as Executive Vice-President and Chief Operating Officer of Magellan Midstream Partners, L.P. (“Magellan”), a public partnership that transports, stores and distributes petroleum products acquired by ONEOK in September 2023, from June 2022 to January 2023, and as Senior Vice-President, Operations and Environmental, Health, Safety and Security of Magellan, from July 2017 to May 2022. Ms. Little served as a director of Diversified Energy Company plc, a public oil and gas producer, from December 2019 to December 2022.

Richard J. Marcogliese Alamo, California United States	April 27, 2016 Independent Audit SSR (2)	Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and a director of Delek US Holdings, Inc., a publicly traded downstream energy company, since January 2020. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019.

Jonathan M. McKenzie Calgary, Alberta Canada	April 26, 2023 Non-Independent (3)
Mr. McKenzie was appointed President & Chief Executive Officer of Cenovus effective April 26, 2023. From January 2021 to April 2023, Mr. McKenzie was Executive Vice-President & Chief Operating Officer of Cenovus; and from May 2018 to January 2021, Mr. McKenzie was Executive Vice-President and Chief Financial Officer of Cenovus.

Claude Mongeau Montreal, Quebec Canada	December 1, 2016 Independent Audit Governance
Mr. Mongeau was appointed Lead Independent Director of Cenovus effective April 26, 2023. Mr. Mongeau is a director of The Toronto-Dominion Bank, an international financial institution, since March 2015; and a director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider, since September 2019. Mr. Mongeau served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019.

Alexander J. Pourbaix Calgary, Alberta Canada	November 6, 2017 Non-Independent (3)	Mr. Pourbaix was appointed Executive Chair of the Board of Cenovus effective April 26, 2023. Mr. Pourbaix served as President & Chief Executive Officer of Cenovus from November 2017 to April 2023; and is a director of NRG Energy, Inc., a publicly traded energy and home services company, since November 2023; and Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, since November 2019. Mr. Pourbaix served as a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 to December 2019.

Wayne E. Shaw Toronto, Ontario Canada	January 1, 2021 Independent Audit SSR (2)
Mr. Shaw is the President of G.E. Shaw Investments Limited, a private investment holding company, since 2012. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario. Mr. Shaw was a director of Husky, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Frank J. Sixt Hong Kong Special Administrative Region	January 1, 2021 Independent Governance
Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company. Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, a publicly traded technology and media company; an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; a Non-Executive Director of TPG Telecom Limited and Chairman of Hutchison Telecommunications (Australia) Limited, both publicly traded telecommunications service provider companies; and an Alternate Director to a Director of HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust and of HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Sixt was a Commissioner of PT Indosat Tbk, a publicly traded telecommunications service provider. Mr. Sixt is a Director of the Li Ka Shing (Canada) Foundation, the Li Ka Shing Foundation Limited and he was a director of Husky, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Cenovus Energy Inc. – 2023 Annual Information Form	46

Name and Residence	Date Elected or Appointed as Director, Independence Status and Committee Membership	Principal Occupation During the Past Five Years

Rhonda I. Zygocki Friday Harbor, Washington United States	April 27, 2016 Independent Governance HRC (1)	Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), a publicly traded integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety.
(1)Human Resources and Compensation Committee (“HRC”).
(2)Safety, Sustainability and Reserves Committee (“SSR”).
(3)As officers and non-independent directors, Messrs. McKenzie and Pourbaix are not members of any of the committees of Cenovus’s Board.

Executive Officers
The following individuals are the executive officers of Cenovus:

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Alexander J. Pourbaix Calgary, Alberta Canada	Executive Chair of the Board Mr. Pourbaix’s biographical information is included under “Directors”.

Jonathan M. McKenzie Calgary, Alberta Canada	President & Chief Executive Officer Mr. McKenzie’s biographical information is included under “Directors”.

Karamjit S. Sandhar Calgary, Alberta Canada
Executive Vice-President & Chief Financial Officer
Mr. Sandhar was appointed Executive Vice-President & Chief Financial Officer, effective September 1, 2023. From January 2021 to August 2023, Mr. Sandhar was Executive Vice-President, Strategy & Corporate Development; from January 2020 to January 2021, Mr. Sandhar was Senior Vice-President, Conventional; and Senior Vice-President, Deep Basin prior to the Deep Basin segment being renamed the Conventional segment in the first quarter of 2020. From December 2017 to December 2019, Mr. Sandhar was Senior Vice-President, Strategy & Corporate Development.

Keith A. Chiasson Calgary, Alberta Canada
Executive Vice-President & Chief Operating Officer
Mr. Chiasson was appointed Executive Vice-President & Chief Operating Officer effective September 1, 2023. From March 2019 to August 2023, Mr. Chiasson was Executive Vice-President, Downstream; from December 2017 to February 2019, Mr. Chiasson was Senior Vice-President, Downstream; from May 2017 to December 2017, Mr. Chiasson was Vice-President, Oil Sands Production Operations; and from July 2016 to May 2017, Mr. Chiasson was Vice-President, Operations.

Rhona M. DelFrari Calgary, Alberta Canada
Chief Sustainability Officer & Executive Vice-President, Stakeholder Engagement
Ms. DelFrari was appointed Chief Sustainability Officer & Executive Vice-President, Stakeholder Engagement effective March 1, 2023. From January 2021 to February 2023, Ms. DelFrari was Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement; from October 2019 to December 2020, Ms. DelFrari was Vice-President, Sustainability & Engagement; and from October 2017 to September 2019, Ms. DelFrari was Vice-President, Communications & Community Engagement.

J. Drew Zieglgansberger Calgary, Alberta Canada
Executive Vice-President & Chief Commercial Officer
Mr. Zieglgansberger was appointed Executive Vice-President & Chief Commercial Officer effective September 1, 2023. From March 2022 to August 2023, Mr. Zieglgansberger was Executive Vice-President, Natural Gas & Technical Services; from January 2021 to February 2022, Executive Vice-President, Upstream – Conventional & Integration; from January 2020 to January 2021, Executive Vice-President, Strategy & Corporate Development; and from January 2018 to December 2019, Executive Vice-President, Upstream.

Doreen A. Cole Calgary, Alberta Canada
Executive Vice-President, Downstream
Ms. Cole was appointed Executive Vice-President, Downstream effective September 1, 2023. From September 2021 to August 2023, Ms. Cole was Senior Vice-President, Downstream Manufacturing. From December 2017 to July 2021, Ms. Cole was Managing Director of The Syncrude Project, an oil sands joint venture project.

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Name and Residence	Office Held and Principal Occupation During the Past Five Years

P. Andrew Dahlin Calgary, Alberta Canada
Executive Vice-President, Natural Gas & Technical Services
Mr. Dahlin was appointed Executive Vice-President, Natural Gas & Technical Services, effective September 1, 2023. From March 2022 to August 2023, Mr. Dahlin was Executive Vice-President, Corporate & Operations Services; and from January 2021 to February 2022, Mr. Dahlin was Executive Vice-President, Safety & Operations Technical Services. From November 2020 to January 2021, Mr. Dahlin was Executive Vice-President, Downstream & Midstream of Husky; from May 2020 to November 2020, Mr. Dahlin was Executive Vice President, Western Canada Upstream of Husky; and from May 2018 to April 2020, Mr. Dahlin was Senior Vice President, Heavy Oil & Oil Sands of Husky Oil Operations Limited.

Jeffrey R. Hart Calgary, Alberta Canada
Executive Vice-President, Corporate & Operations Services
Mr. Hart was appointed Executive Vice-President, Corporate & Operations Services effective September 1, 2023. From January 2021 to August 2023, Mr. Hart was Executive Vice-President & Chief Financial Officer; from November 2018 to January 2021, Mr. Hart was Chief Financial Officer of Husky; from April 2018 to November 2018, Mr. Hart was Acting Chief Financial Officer of Husky; and from October 2015 to April 2018, Mr. Hart was Vice President, Controller of Husky Oil Operations Limited.

Norrie C. Ramsay Calgary, Alberta Canada
Executive Vice-President, Upstream – Thermal, Major Projects & Offshore
Dr. Ramsay was appointed Executive Vice-President, Upstream – Thermal, Major Projects & Offshore effective January 1, 2021. From January 2020 to December 2020, Dr. Ramsay was Executive Vice-President, Upstream; from December 2019 to January 2020, Dr. Ramsay was Executive Vice-President. From September 2015 to November 2019, Dr. Ramsay was Senior Vice-President at TC Energy.

Gary F. Molnar Calgary, Alberta Canada
Senior Vice-President, Legal, General Counsel & Corporate Secretary
Mr. Molnar was appointed Senior Vice-President Legal, General Counsel & Corporate Secretary effective January 1, 2021. From December 2015 to December 2020, Mr. Molnar was Vice-President, Legal, Assistant General Counsel & Corporate Secretary.

Susan M. Anderson Calgary, Alberta Canada
Senior Vice-President, People Services
Ms. Anderson was appointed Senior Vice-President, People Services effective March 1, 2022. From January 2021 to February 2022, Ms. Anderson was Vice-President, Supply Chain Management. From November 2017 to January 2021, Ms. Anderson was Vice-President and Chief Procurement Officer of Husky.

As of December 31, 2023, all of Cenovus’s directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, 3,225,457 common shares or approximately 0.17 percent of the number of common shares that were outstanding as of such date.
Investors should be aware that some of Cenovus’s directors and officers are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the Code and procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Cenovus.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the Company’s knowledge, none of its current directors or executive officers are, as at the date of this AIF, or have been, within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that:
(a)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “Order”) that was issued while that director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
To the Company’s knowledge, none of its directors or executive officers:
(a)is, as at the date of this AIF, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(b)has, within 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
To the Company’s knowledge, none of its directors or executive officers has been subject to:
(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE
The Audit Committee mandate is included as Appendix C to this AIF.
Composition of The Audit Committee
The Audit Committee consists of four members, each of whom is independent and financially literate in accordance with National Instrument 52-110 “Audit Committees”. The Board determined that each of the following members of Cenovus’s Audit Committee qualifies as an “audit committee financial expert”, as that term is defined under U.S. securities legislation: Jane E. Kinney and Claude Mongeau. The education and experience of each of the members of the Audit Committee relevant to the performance of the responsibilities as an Audit Committee member is outlined below.
Jane E. Kinney (Audit Committee Chair)
Ms. Kinney is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Mathematics degree from the University of Waterloo. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations. Ms. Kinney is a director and Chair of the Audit Committee of Intact Financial Corporation, a publicly traded insurance company, since May 2019. She spent 25 years with Deloitte and was admitted to the Deloitte Partnership in 1997. Ms. Kinney was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Ms. Kinney’s previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010.
Richard J. Marcogliese
Mr. Marcogliese holds a Bachelor of Engineering degree in Chemical Engineering from the New York University School of Engineering and Science. He is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and a director and a member of the Audit Committee of Delek US Holdings, Inc., a publicly traded downstream energy company, since January 2020. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016 as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard.
Claude Mongeau
Mr. Mongeau holds a Master’s in Business Administration degree from McGill University and has received honorary doctorate degrees from St. Mary’s and Windsor University. He is a director of The Toronto-Dominion Bank, an international financial institution, since March 2015, and Norfolk Southern Corporation, a publicly traded rail transportation provider, since September 2019. Mr. Mongeau served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Senior Vice-President and Chief Financial Officer, Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development.

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Wayne E. Shaw
Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree from the University of Alberta. He is a member of the Law Society of Ontario. He is the President of G.E. Shaw Investments Limited, a private investment holding company, since 2012. Prior to his retirement in 2013, Mr. Shaw was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario.
Pre-Approval Policies and Procedures
Cenovus has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP, the Company’s auditor. Subject to the Audit Committee’s discretion, the budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee. The list of permitted services is sufficiently detailed to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve, and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.
Subject to the following paragraph, the Audit Committee has delegated authority to the Audit Committee Chair to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). Any required determination about the Chair’s unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.
The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that have been pre-approved pursuant to Delegated Authority (i) may not exceed $200,000, in the case of pre-approvals granted by the Chair of the Audit Committee, and (ii) may not exceed $50,000, in the case of pre-approvals granted by any other member of the Audit Committee.
All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.
External Auditor Service Fees
The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2023 and 2022:

($ thousands)	2023	2022
Audit Fees (1)	4,423	4,069
Audit-Related Fees (2)	655	321
Tax Fees (3)	137	227
All Other Fees (4)	120	67
Total	5,335	4,684
(1)Audit fees consist of the aggregate fees billed for the audit of the Company’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as audit fees. The services provided in this category included audit-related services in relation to Cenovus’s ESG disclosures, prospectuses, and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in audit-related fees.
(3)Tax fees consist of the aggregate fees billed for tax compliance, tax advice and expatriate tax services.
(4)All other fees include fees billed for the review of Extractive Sector Transparency Measures Act filings and services around filings.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the year ended December 31, 2023, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 percent of Cenovus’s current assets and it is not aware of any such legal proceedings that are contemplated.
During the year ended December 31, 2023, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
None of the Company’s directors or executive officers or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of Cenovus’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in each case, as at the date of this AIF, has or has had any material interest, direct or indirect, in any past transaction within the three most recently completed financial years or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

TRANSFER AGENTS AND REGISTRARS

In Canada:	In the United States:
Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1 Canada	Computershare Trust Company NA 150 Royall St. Canton, MA 02021 U.S.
Tel: 1-866-332-8898 Website: www.investorcentre.com/cenovus

MATERIAL CONTRACTS
Other than as set forth below, during the year ended December 31, 2023, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to Cenovus, other than contracts entered into in the ordinary course of business.
Arrangement Standstill Agreements
On October 24, 2020, each of Hutchison Whampoa Europe Investments S.à r.l. (“Hutchison”) and L.F. Investments S.à r.l. (“L.F. Investments”) entered into a separate standstill agreement with Cenovus (each, an “Arrangement Standstill Agreement”), with effect as of January 1, 2021. Each Arrangement Standstill Agreement sets forth certain restrictions and obligations in connection with such shareholder’s shareholdings in Cenovus following completion of the transactions contemplated by the Arrangement, including but not limited to the following:
(a)subject to certain exceptions, without the prior written consent of Cenovus, such shareholder agreed that it will not acquire, agree to acquire or make any proposal or offer to acquire voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants), securities convertible into, or exercisable or exchangeable for, voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants) or any assets of Cenovus or any of its subsidiaries;
(b)for a period of 18 months following January 1, 2021, such shareholder agreed not to transfer or cause the transfer of any common shares, except as otherwise permitted by the Arrangement Standstill Agreement;
(c)without the prior written consent of Cenovus, such shareholder will not transfer or cause the transfer of, either alone or in the aggregate with its affiliates, the other shareholder or the other shareholder’s affiliates, any common shares or Cenovus Warrants to any person, if such transfer would, to the knowledge of the shareholder, result in such person, together with any persons acting jointly or in concert with such person, beneficially owning, or controlling or directing, 20 percent or more of the then-outstanding common shares, except (i) transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the applicable Arrangement Registration Rights Agreement (defined below); (ii) transfers effected as a result of the consummation of an arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus which has been approved by a resolution of holders of the common shares, or made to an offeror in relation to a take-over bid as set out in the Arrangement Standstill Agreement; or (iii) transfers to an affiliate as permitted by the Arrangement Standstill Agreement (together with subparagraph (b), the “Transfer Restrictions”); and
(d)such shareholder is subject to voting restrictions with respect to certain Board matters relating to the election of Cenovus’s directors and in connection with any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus.

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The Arrangement Standstill Agreements terminate on the earlier of January 1, 2026, the date on which either of the Arrangement Standstill Agreement is terminated by the written agreement of the parties, provided that the Transfer Restrictions have been complied with under each Arrangement Standstill Agreement, the date on which Hutchison and L.F. Investments, together with their affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10 percent of the then-outstanding common shares, or any Qualified Individual (as defined in the Arrangement Standstill Agreements) duly nominated in accordance with the Arrangement Standstill Agreements is not appointed to the Board in accordance with the Arrangement Standstill Agreements.
Copies of the Arrangement Standstill Agreements were filed on SEDAR+ on November 3, 2020, and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
The following table summarizes the number of Cenovus securities subject to the Transfer Restrictions as at December 31, 2023:

Name of Holder	Designation of Securities	Number of Securities subject to Transfer Restrictions (1)	Percentage of Class
Hutchison Whampoa Europe Investments S.à r.l.	Common Shares	316,927,051	16.9
L.F. Investments S.à r.l.	Common Shares	231,194,699	12.4
Total		548,121,750	29.3
(1)     The date on which the Transfer Restrictions end is described above.
Arrangement Registration Rights Agreements
On January 1, 2021, Cenovus and each of Hutchison and L.F. Investments entered into a registration rights agreement (each, an “Arrangement Registration Rights Agreement”) which provides such shareholders with certain rights to facilitate the sale of their Registrable Securities (as defined in the Arrangement Registration Rights Agreements), including the right to require Cenovus to qualify the distribution of the Registrable Securities held by such shareholders and the right to piggy-back on an offering of common shares by Cenovus. These rights are available to such shareholders for a term that began on July 1, 2022, and will cease on the earlier of January 1, 2026, the date on which the Arrangement Registration Rights Agreement is terminated by agreement of the parties, the date the holder ceases to, directly or indirectly, beneficially own in aggregate more than 5 percent of the then-outstanding common shares, or the date on which the Arrangement Standstill Agreements are terminated.
Copies of the Arrangement Registration Rights Agreements were filed on SEDAR+ on January 4, 2021, and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
Arrangement Pre-Emptive Rights Agreements
On January 1, 2021, Cenovus and each of Hutchison and L.F. Investments entered into a pre-emptive rights agreement (each, an “Arrangement Pre-Emptive Rights Agreement”) that provides such shareholders with certain rights to allow such shareholder to maintain its pro rata share of the then-outstanding common shares. These rights are available to such shareholders for a term that began on January 1, 2021, and will cease on the earlier of January 1, 2026, the date on which the Arrangement Pre-Emptive Rights Agreement is terminated by agreement of the parties, the date the shareholder ceases to, directly or indirectly, beneficially own in aggregate more than 5 percent of the then-outstanding common shares, or the date on which the Arrangement Standstill Agreements are terminated.
Copies of the Arrangement Pre-Emptive Rights Agreements were filed on SEDAR+ on January 4, 2021, and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
Warrant Indenture
At closing of the Arrangement, the Cenovus Warrants were created and issued pursuant to the terms of the Warrant Indenture entered into with Computershare Trust Company of Canada, as warrant agent, which governs the Cenovus Warrants. The Warrant Indenture provides for customary adjustments to the number of common shares issuable upon exercise of the Cenovus Warrants and/or to the exercise price in effect for the Cenovus Warrants, and for adjustment in the class and/or number of securities issuable upon exercise of the Cenovus Warrants and/or to the exercise price for the Cenovus Warrants, upon the occurrence of certain events. Cenovus also covenants in the warrant Indenture that, so long as any Cenovus Warrant remains outstanding, Cenovus will give notice to holders of Cenovus Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Cenovus Warrants or the number of common shares issuable upon exercise of the Cenovus Warrants, at least 10 business days prior to the record date of such event.
A copy of the Warrant Indenture was filed on SEDAR+ on January 4, 2021, and available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

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INTERESTS OF EXPERTS
The Company’s independent auditors are PricewaterhouseCoopers LLP, who have issued an independent auditor’s report dated February 14, 2024 in respect of Cenovus’s consolidated financial statements that comprise the consolidated balance sheets as at December 31, 2023 and December 31, 2022 and the consolidated statements of earnings (loss), consolidated statements of comprehensive income (loss), consolidated statements of equity and consolidated statements of cash flows for the years ended December 31, 2023, and 2022, and Cenovus’s internal control over financial reporting as at December 31, 2023. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the U.S. Securities and Exchange Commission (“SEC”).
Information relating to reserves in this AIF has been calculated by McDaniel and GLJ as independent qualified reserves evaluators. The partners, employees or consultants of each of McDaniel and GLJ, in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of the Company’s outstanding securities.

ADDITIONAL INFORMATION
Additional information relating to Cenovus is available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on the Company’s website at cenovus.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cenovus’s securities, and securities authorized for issuance under its equity-based compensation plans, is included in the Company’s management information circular for its most recent annual meeting of shareholders.
Additional financial information concerning Cenovus as at December 31, 2023, can be found in Cenovus’s consolidated financial statements and MD&A for the year ended December 31, 2023.
As a Canadian corporation listed on the NYSE, Cenovus is not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Company is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on the Company’s website at cenovus.com, the Company is in compliance with the NYSE corporate governance standards in all significant respects.

ACCOUNTING MATTERS
Unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “C$” or to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information contained in this AIF is dated as at December 31, 2023 unless otherwise indicated. Numbers presented are rounded to the nearest whole number and tables may not add due to rounding.
Unless otherwise indicated, all financial information included in this AIF has been prepared in accordance with International Financial Reporting Accounting Standards, which are generally accepted accounting principles for publicly accountable enterprises in Canada.

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ABBREVIATIONS AND CONVERSIONS

Crude Oil and NGLs		Natural Gas		Other

bbl	barrel	Mcf	thousand cubic feet	BOE	barrel of oil equivalent
Mbbls/d	thousand barrels per day	MMcf	million cubic feet	MBOE/d	thousand barrels of oil equivalent per day
MMbbls	million barrels	MMcf/d	million cubic feet per day	MMBOE	million barrels of oil equivalent
WTI	West Texas Intermediate	Bcf	billion cubic feet	OPEC	Organization of Petroleum Exporting Countries
WCS	Western Canadian Select	MMBtu	million British thermal units	OPEC+	OPEC and a group of 10 non-OPEC members
AWB	Access Western Blend			GHG	greenhouse gas
CDB	Christina Dilbit Blend			AECO	Alberta Energy Company
CLB	Cold Lake Blend
WDB	Western Canada Dilbit Blend
In this AIF, natural gas volumes are converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

FORWARD-LOOKING INFORMATION
This AIF contains forward-looking statements and other information (collectively “forward-looking information”) about the Company’s current expectations, estimates and projections, made in light of the Company’s experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. This forward-looking information is identified by words such as “anticipate”, “believe”, “capacity”, “commit”, “continue”, “could”, “estimate”, “expect”, “focus”, “forecast”, “future”, “may”, “opportunities”, “plan”, “potential”, “progress”, “schedule”, “target”, “view” and “will”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: returning incremental value to shareholders through buybacks and/or variable dividends in accordance with the capital allocation framework; net debt targets and excess free funds flow; share repurchases under the NCIB; the impacts of the FNMPC; the extension of the production life of the Terra Nova field; peak production and timing to achieve first oil from the West White Rose Project; development of the Narrows Lake resource and timing to achieve first stream from the field; development of the MDK fields and anticipated timing with respect to production; exploration and development at Block DW-1; expected levels and timing of production for any facility, project, segment or the Company as a whole; the development of the Company’s carbon capture and sequestration project; the redemption of the Company’s preferred shares; the use of financial derivatives and other arrangements; limiting the Company’s impact on climate, air, water, land and wildlife; investing in technology; improving operating practices; collaborating with third parties to find innovative solutions to minimize Cenovus’s environmental impact and maximize business value; the health and safety of all workers and the residents of the communities where Cenovus operates; relationships with Indigenous communities and other stakeholders; human rights; sustainable operation of the business; funding future development costs; margins and netbacks; optimizing product mix, delivery points, transportation commitments and customer diversification; unlocking resource potential; capturing global prices for crude oil production; capturing value; forecast operating and financial results; forecast capital expenditures; techniques expected to be used to recover reserves; abandonment and reclamation costs; funding decommissioning liabilities; expected payment of taxes, royalties and other payments; potential impacts of various identified risk factors, including those related to commodity prices and climate change; reserves and related information, development of reserves, future net revenue, future development costs and funding of future development costs; expected capacities, including for projects, processing, storage, transportation and refining; interest and cost of external funding; regulatory, partner or internal approvals; impact of regulatory measures; forecast commodity prices, inflation, exchange rates and trends and expected impacts to the Company; and future use and development of technology. Readers are cautioned not to place undue reliance on forward-looking information as the Company’s actual results may differ materially from those expressed or implied.
Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

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Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the Company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: forecast bitumen, crude oil and natural gas, natural gas liquids, condensate and refined products prices; light-heavy crude oil price differentials; the Company’s ability to realize the anticipated benefits and anticipated cost synergies of acquisitions; the accuracy of any assessments undertaken in connection with acquisitions; forecast production and crude throughput volumes and timing thereof; forecast prices and costs; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the absence of significant adverse changes to government policies, legislation and regulations (including related to climate change), Indigenous relations, royalty regimes, interest rates, inflation, foreign exchange rates, global economic activity, competitive conditions and the supply and demand for bitumen, crude oil and natural gas, NGLs, condensate and refined products; the political, economic and social stability of jurisdictions in which the Company operates; the absence of significant disruption of operations, including as a result of harsh weather conditions, natural disaster, accidents, third-party actions, civil unrest or other similar events; the prevailing climatic conditions in the Company’s operating locations; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increases to the Company’s share price and market capitalization over the long term; opportunities to purchase Company shares for cancellation at prices acceptable to the Company; the Company’s ability to use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates; the sufficiency of cash balances, internally generated cash flows, existing credit facilities, management of the Company’s asset portfolio and access to capital and insurance coverage at a reasonable cost to pursue and fund future investments, sustainability and development plans and shareholder returns, including any increase thereto; realization of expected capacity to store within the Company’s oil sands reservoirs barrels not yet produced, including that the Company will be able to time production and sales of our inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and future crude oil differentials have narrowed; the WTI-WCS differential in Alberta remains largely tied to global supply factors and heavy crude processing capacity; the ability of the Company’s refining capacity, dynamic storage, existing pipeline commitments, crude-by-rail loading capacity and financial hedge transactions to partially mitigate a portion of the Company’s WCS crude oil volumes against wider differentials; the Company’s ability to produce from oil sands facilities on an unconstrained basis; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; the Company’s ability to obtain necessary regulatory and partner approvals; the successful, timely and cost effective implementation of capital projects, development projects or stages thereof; the Company’s ability to generate sufficient cash flow to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; the Company’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the Company’s ability to complete acquisitions and dispositions, including with desired transaction metrics and within expected timelines; the accuracy of climate scenarios and assumptions, including third party data on which the Company relies; ability to access and implement all technology and equipment necessary to achieve expected future results, including in respect of climate and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies and related technology and products; collaboration with the government, Pathways Alliance and other industry organizations; alignment of realized WCS and WCS prices used to calculate the variable payment to bp Canada; market and business conditions; forecast inflation and other assumptions inherent in the Company’s 2024 guidance available on cenovus.com and as set out below; the availability of Indigenous owned or operated businesses and the Company’s ability to retain them; and other risks and uncertainties described from time to time in the filings the Company makes with securities regulatory authorities. 2024 guidance, as updated December 13, 2023, and available on cenovus.com, assumes: Brent prices of US$79.00 per barrel, WTI prices of US$75.00 per barrel; WCS of US$58.00 per barrel; Differential WTI-WCS of US$17.00 per barrel; AECO natural gas prices of $2.80 per Mcf; Chicago 3-2-1 crack spread of US$21.00 per barrel; and an exchange rate of $0.73 US$/C$.
The risk factors and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking information, include, but are not limited to: the Company’s ability to realize the anticipated benefits of acquisitions in a timely manner or at all; the Company’s ability to successfully integrate acquired businesses with its own in a timely and cost effective manner; unforeseen or underestimated liabilities associated with acquisitions; risks associated with acquisitions and dispositions; the Company’s ability to access or implement some or all of the technology necessary to efficiently and effectively operate its assets and achieve expected future results including in respect of climate and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies and related technology and products; developing and implementing strategies to meet climate and GHG emissions targets and ambitions; volatility of and other assumptions regarding commodity prices; the duration of any market downturn; the Company’s ability to integrate upstream and downstream operations to help mitigate the impact of volatility in light-heavy crude oil differentials and contribute to its net earnings; foreign exchange risk, including related to agreements denominated in foreign currencies; the Company’s continued liquidity being sufficient to sustain operations through a prolonged market downturn; the Company’s ability to realize the expected impacts of its capacity to store within its oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of the Company’s risk management program; the accuracy of cost estimates regarding commodity prices, currency and interest rates; product supply and demand; the accuracy of the Company’s share price and market capitalization

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assumptions; market competition, including from alternative energy sources; risks inherent in the Company’s marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of the Company’s crude-by-rail terminal, including health, safety and environmental risks; the Company’s ability to maintain desirable ratios of Net Debt to Adjusted EBITDA and Net Debt to Adjusted Funds Flow; the Company’s ability to access various sources of debt and equity capital, generally, and on acceptable terms; the Company’s ability to finance growth and sustaining capital expenditures; the ability to complete and optimize drilling, completion, tie-in and infrastructure projects; the ability of the Company to ramp-up activities at its refineries on its anticipated timelines; changes in credit ratings applicable to the Company or any of its securities; changes to the Company’s dividend plans; the Company’s ability to utilize tax losses in the future; tax audits and reassessments; the accuracy of the Company’s reserves, future production and future net revenue estimates; the accuracy of the Company’s accounting estimates and judgements; the Company’s ability to replace and expand crude oil and natural gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project developments; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of the Company’s assets or goodwill from time to time; the Company’s ability to maintain its relationships with its partners and to successfully manage and operate its integrated operations and business; reliability of the Company’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events resulting in operational interruptions, including at facilities operated by our partners or third parties, such as blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, iceberg collisions, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics or pandemics, and catastrophic events, including, but not limited to, war, adverse sea conditions, extreme weather events, natural disasters, acts of activism, vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, such as labour, materials, natural gas and other energy sources used in oil sands processes and downstream operations and increased insurance deductibles or premiums; the cost and availability of equipment necessary to the Company’s operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry’s and the Company’s reputation, social license to operate and litigation related thereto; unexpected cost increases or technical difficulties in operating, constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to the Company’s business, including potential cyberattacks; geopolitical and other risks associated with the Company’s international operations; risks associated with climate change and the Company’s assumptions relating thereto; the timing and the costs of well and pipeline construction; the Company’s ability to access markets and to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and the Company’s ability to attract and retain, critical and diverse talent; possible failure to obtain and retain qualified leadership and personnel, and equipment in a timely and cost efficient manner; changes in labour demographics and relationships, including with any unionized workforces; unexpected abandonment and reclamation costs; changes in the regulatory frameworks, permits and approvals in any of the locations in which the Company operates or to any of the infrastructure upon which it relies; government actions or regulatory initiatives to curtail energy operations or pursue broader climate change agendas; changes to regulatory approval processes and land use designations, royalty, tax, environmental, GHG, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company’s business, its financial results and Consolidated Financial Statements; changes in general economic, market and business conditions; the impact of production agreements among OPEC+ and non-OPEC+ members; the political, social and economic conditions in the jurisdictions in which the Company operates or supplies; the status of the Company’s relationships with the communities in which it operates, including with Indigenous communities; the occurrence of unexpected events such as protests, pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against the Company. In addition, there are risks that the effect of actions taken by us in implementing targets, commitments and ambitions for ESG focus areas may have a negative impact on our existing business, growth plans and future results from operations.
Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of the Company’s material risk factors, see Risk Management and Risk Factors in its most recently filed annual Management’s Discussion and Analysis, and to the risk factors described in other documents the Company files from time to time with securities regulatory authorities in Canada, available on SEDAR+ at sedarplus.ca, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com.
Information on or connected to the Company’s website at cenovus.com does not form part of this AIF unless expressly incorporated by reference herein.

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APPENDIX A
Report on Reserves Data By Independent Qualified Reserves Evaluators
To the Board of Directors of Cenovus Energy Inc. (the “Corporation”):
1.We have evaluated the Corporation’s reserves data as at December 31, 2023. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2023, estimated using forecast prices and costs.
2.The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2023, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s management and Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Evaluated Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)

McDaniel & Associates Consultants Ltd.	December 31, 2023	Canada	77,706
McDaniel & Associates Consultants Ltd.	December 31, 2023	China	3,143
McDaniel & Associates Consultants Ltd.	December 31, 2023	Indonesia	648
GLJ Ltd.	December 31, 2023	Canada	3,071
			84,568
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.
7.We have no responsibility to update our reports referred to in paragraph five for events and circumstances occurring after the effective date of our reports.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:

/s/ Brian R. Hamm	/s/ Jodi L. Anhorn

Brian R. Hamm, P. Eng. President & CEO McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	Jodi L. Anhorn, M.Sc., P. Eng. President and Chief Executive Officer GLJ Ltd. Calgary, Alberta, Canada

February 14, 2024

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APPENDIX B
Report of Management and Directors on Reserves Data and Other Information
Management of Cenovus Energy Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.
Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Safety, Sustainability and Reserves Committee of the Board of Directors of the Corporation has:
(a)reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;
(b)met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)reviewed the reserves data with management and each of the independent qualified reserves evaluators.
The Safety, Sustainability and Reserves Committee of the Board of Directors of the Corporation has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Safety, Sustainability and Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b)the filing of the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Jonathan M. McKenzie	/s/ Karamjit S. Sandhar

Jonathan M. McKenzie President & Chief Executive Officer Cenovus Energy Inc.	Karamjit S. Sandhar Executive Vice-President & Chief Financial Officer Cenovus Energy Inc.

/s/ Alexander J. Pourbaix	/s/ Richard J. Marcogliese

Alexander J. Pourbaix Executive Chair Cenovus Energy Inc.	Richard J. Marcogliese Director and Chair of the Safety, Sustainability and Reserves Committee Cenovus Energy Inc.

February 14, 2024

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APPENDIX C
Audit Committee Mandate
The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) appointed to act in an advisory capacity to the Board and assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

•Oversee and monitor the effectiveness and integrity of the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance.
•Oversee audits of the Corporation’s financial statements.
•Oversee and monitor the Corporation’s market risk management framework, including supporting guidelines and policies, related to the management of commodity price, currency (foreign exchange), and interest rate market risk.
•Oversee and monitor management’s identification of principal financial risks and monitor the process to manage such risks.
•Oversee and monitor the Corporation’s compliance with legal and regulatory requirements related to financial reporting and disclosures.
•Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing group.
•Provide an avenue of communication among the external auditors, management, the internal auditing group and the Board.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.
Constitution, Composition and Definitions
1.Reporting
The Committee shall report to the Board.
2.Composition of Committee
The Committee shall consist of not less than three and not more than eight directors, all of whom shall qualify as independent directors pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators (“CSA”) and as amended from time to time) (“NI 52-110”).

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service shall not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chair shall be a non-voting member of the Committee. See “Quorum” for further details.
3.Appointment of Committee Members
Committee members shall be appointed by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced, subject to any requirements under the heading “Composition of Committee” above, at any time by the Board and shall, in any event, cease to be a Committee member upon ceasing to be a Board member.
4.Vacancies
Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

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5.Chair
The Governance Committee shall recommend for approval to the Board an independent Director to act as Chair of the Committee (the “Chair”). The Board shall appoint the Chair.

If unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.
6.Secretary
The Committee shall appoint a Secretary who need not be a member of the Committee. The Secretary shall keep minutes of the meetings of the Committee.
7.Committee Meetings
The Committee shall meet at least quarterly. The Chair may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chair, be held in person, by video conference, by means of telephone, by other electronic or communication facility or by a combination of any of the foregoing.

At every Committee meeting the Committee shall meet without the presence of management.
8.Notice of Meeting
Notice of the time and place of each meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
9.Quorum
A majority of Committee members, present in accordance with section 7, shall constitute a quorum. In addition, if an ex officio, non-voting member’s presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.
10.Attendance at Meetings
The President & Chief Executive Officer, the Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee’s meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors who are not members of the Committee may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Chair or by a majority of the members of the Committee.
11.Minutes
Minutes of Committee meetings shall be sent to all Committee members. The Committee shall report its activities to the full Board at the next regularly scheduled Board meeting or more frequently as determined appropriate by the Chair.

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Specific Responsibilities
In carrying out its oversight responsibilities and its mandate, the Committee is expected to:
12.Review Procedures
(a)Review the summary of the Committee’s composition and responsibilities in the Corporation’s annual report, annual information form or other public disclosure documentation.
(b)Review the summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation’s annual report and annual information form, or other publicly filed disclosure documentation.
13.Annual Financial Statements
(a)Discuss and review with management and the external auditors the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents prior to their filing or distribution. Such review shall include:
(i)The annual financial statements and related notes including significant issues regarding accounting principles, practices and significant management estimates and judgments, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.
(ii)Management’s Discussion and Analysis.
(iii)The use of off-balance sheet financing, including management’s risk assessment and adequacy of disclosure.
(iv)The external auditors’ audit examination of the financial statements and their report thereon.
(v)Any significant changes required in the external auditors’ audit plan.
(vi)Any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information.
(vii)Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
(b)Review and formally recommend approval to the Board of the Corporation’s:
(i)Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:
i.The accounting policies of the Corporation and any changes thereto.
ii.The effect of significant judgments, accruals and estimates.
iii.The manner of presentation of significant accounting items.
iv.The consistency of disclosure.
(ii)Management’s Discussion and Analysis.
(iii)Annual Information Form as to financial information.
(iv)All prospectuses and information circulars, as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.

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14.Quarterly Financial Statements
(a)Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board the Corporation’s:
(i)Quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis.
(ii)Any significant changes to the Corporation’s accounting principles.
(b)Review quarterly unaudited financial statements prior to their distribution of any subsidiary of the Corporation with public securities.
15.Other Financial Filings and Public Documents
Review and discuss with management financial information, including earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the CSA or SEC or press releases related thereto, and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities.
16.Internal Control Environment
(a)Receive from and review with management, the external auditors and the internal auditors an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.
(b)Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.
(c)Review in consultation with the internal auditors and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud or other illegal acts. The Committee shall assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.
(d)Review with the President & Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.
(e)Review significant findings prepared by the external auditors and the internal auditing department together with management’s responses.
17.Other Review Items
(a)Review the process for the certification of the interim and annual financial statements by the President & Chief Executive Officer and Chief Financial Officer, and the certifications made by the President & Chief Executive Officer and Chief Financial Officer.
(b)Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.
(c)Review all related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.
(d)Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation’s monitoring of compliance with each of the Corporation’s published codes of business conduct and applicable legal requirements.

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(e)Review legal and regulatory matters, including correspondence with and reports received from regulators and government agencies, that may have a material impact on the interim or annual financial statements or other documents filed with regulators containing financial information and related corporate compliance policies and programs. Members from the Legal and Tax groups should be at the meeting to deliver their respective reports.
(f)Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.
(g)Ensure that the Corporation’s presentation of hydrocarbon reserves has been reviewed with the Safety, Sustainability and Reserves Committee of the Board.
(h)Review management’s processes in place to prevent and detect fraud.
(i)Review:
(i)procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls or auditing matters; and
(ii)a summary of any significant investigations regarding such matters.
(j)Meet on a periodic basis separately with management.
18.External Auditors
(a)Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.
(b)Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair or by a majority of the members of the Committee.
(c)Review and discuss a report from the external auditors at least quarterly regarding:
(i)All critical accounting policies and practices to be used;
(ii)All alternative treatments within accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and
(iii)Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.
(d)Obtain and review a report from the external auditors at least annually regarding:
(i)The external auditors’ internal quality-control procedures.
(ii)Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.
(iii)To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.
(e)Review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.

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(f)Review and evaluate annually:
(i)The external auditors’ and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors.
(ii)The terms of engagement of the external auditors together with their proposed fees.
(iii)External audit plans and results.
(iv)Any other related audit engagement matters.
(v)The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.
(vi)The Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for Cenovus.
(vii)Any reports issued by CPAB regarding the audit of Cenovus.
(g)Conduct periodically a comprehensive review of the external auditor, with the outcome intended to assist the Committee to identify potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.
(h)Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 18.(c) through (f), evaluate the external auditors’ qualifications, performance and independence, including whether or not the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present to the Board its conclusions in this respect.
(i)Review the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.
(j)Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.
(k)Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.
(l)Consider and review with the external auditors, management and the head of internal audit:
(i)Significant findings during the year and management’s responses and follow-up thereto.
(ii)Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.
(iii)Any significant disagreements between the external auditors or internal auditors and management.
(iv)Any changes required in the planned scope of their audit plan.
(v)The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.
(vi)The internal audit department mandate.
(vii)Internal audit’s compliance with the Institute of Internal Auditors’ standards.
19.Internal Audit Group and Independence
(a)Meet on a periodic basis separately with the head of internal audit.
(b)Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.
(c)Review with the head of internal audit the Internal Audit budget, resource plan, activities, organizational structure of the internal audit function and the qualifications of the internal auditors.
(d)Confirm and assure, annually, the independence of the internal audit group.
(e)Approve the Internal Audit Charter, and the annual Internal Audit Plan.

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(f)Review the performance and effectiveness of the Internal Audit function including conformance with The Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing and the Code of Ethics.
20.Approval of Audit and Non-Audit Services
(a)Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable CSA and SEC legislation and regulations, which services are approved by the Committee prior to the completion of the audit).
(b)Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.
(c)If the pre-approvals contemplated in paragraphs 20.(a) and (b) are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.
(d)Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 20.(a) through (c). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.
(e)Establish policies and procedures for the pre-approvals described in paragraphs 20.(a) and (b) so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation to management of the Committee’s responsibilities under the Exchange Act or applicable CSA and SEC legislation and regulations.
21.Risk Oversight
The Committee is responsible for oversight of and reports to the Board about risks related to:
(a)The design and operating effectiveness of the Corporation’s market risk management control framework and the processes to manage such risks;
(b)Non-compliance with regulations and policies relating to matters within the Committee’s mandate;
(c)All financial filings and public documents, including the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents, and all unaudited financial statements and related documents, and other filings and public documents as to financial information;
(d)The evaluation, appointment, compensation, retention and work of the external auditors;
(e)Together with management, the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit;
(f)The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;
(g)Significant financial risks or exposures, including those related to environmental, social and governance (“ESG”) matters, such as climate change; and
(h)Such principal or emerging risks that have been assigned to the Committee, from time to time, by the Board, as recommended by the Governance Committee.
22.Environmental, Social and Governance (ESG) Oversight
The Committee is responsible for oversight of:
(a)The financial impacts from evolving ESG matters (including climate change) and in particular impacts on the Corporation’s access to capital from its lenders, debt investors, and equity investors, its access to insurance coverage, and to its credit ratings.
23.Miscellaneous
(a)The Committee, upon approval by a majority of the members of the Committee, may engage outside advisors if deemed advisable;
(b)The Committee, upon approval by a majority of the members of the Committee, may delegate its duties and responsibilities to subcommittees of the Committee;

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(c)Review with the President & Chief Executive Officer and subject to the concurrence of the Committee, recommend to the Board the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer;
(d)Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties;
(e)Determine the appropriate funding for payment by the Corporation (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee, and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;
(f)Review and reassess the adequacy of this mandate annually and recommend any proposed changes to the Governance Committee for consideration;
(g)Consider for implementation any recommendations of the Governance Committee of the Board with respect to the Committee’s effectiveness, structure or processes;
(h)Perform such other functions as required by law, the Corporation’s by-laws or the Board; and
(i)Consider any other matters referred to it by the Board.

The duties and responsibilities of a Committee member are in addition to those duties set out for a Board member.

Revised Effective: July 28, 2021

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